Form 10-K405, Exhibit 13
period 1997-02-02
GYMBOREE CORP
filed 1997-05-05
CIK 786110

                                                                    EXHIBIT 13.1


SELECTED FINANCIAL AND OPERATING DATA

     The following selected financial data have been derived from the consolidated financial statements of the Company. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto.


(In thousands, except operating data
  and per share amounts)                                1996           1995            1994           1993         1992
                                                     ---------     -----------     -----------     ---------     ---------
INCOME STATEMENT DATA: (1)
Net sales                                            $ 303,111     $   259,381     $   188,424     $ 129,582     $  86,367
  Cost of goods sold, including buying
    and occupancy expenses                            (164,052)       (149,428)       (100,651)      (69,462)      (47,630)
                                                     ---------     -----------     -----------     ---------     ---------
      Gross profit                                     139,059         109,953          87,773        60,120        38,737
Selling, general and administrative expenses           (91,540)        (69,845)        (53,095)      (38,312)      (28,107)
Play program income, net                                    74             316             554         1,237           740
                                                     ---------     -----------     -----------     ---------     ---------
      Operating income                                  47,593          40,424          35,232        23,045        11,370
Interest income                                          3,678           2,823           1,760           867           227
                                                     ---------     -----------     -----------     ---------     ---------
      Income before income taxes                        51,271          43,247          36,992        23,912        11,597
Income taxes                                           (19,483)        (16,866)        (14,797)       (9,806)       (4,650)
                                                     ---------     -----------     -----------     ---------     ---------
      Net income                                     $  31,788     $    26,381     $    22,195     $  14,106     $   6,947
                                                     =========     ===========     ===========     =========     =========


Net income per share(2)                              $    1.24     $      1.04     $      0.88     $    0.57     $    0.31
Weighted average shares outstanding                     25,670          25,357          25,265        24,858        22,112
Cash dividends per share                                 ---             ---             ---           ---           ---


OPERATING DATA:
Number of stores at end of period                          354             279             209           152           112
Net sales per average gross square foot              $     670     $       827     $       882     $     851     $     805
Net sales per average store                            948,000       1,063,000       1,050,000       982,000       899,000
Comparable store net sales increase/(decrease) (3)          (6%)             3%             12%           11%           21%

BALANCE SHEET DATA :
Working capital                                      $ 105,190     $    89,417     $    73,937     $  49,907     $  13,757
Total assets                                           216,909         160,009         126,083        87,607        38,592
Long-term debt                                           ---             ---             ---           ---           ---
Redeemable preferred stock                               ---             ---             ---           ---           8,429
Stockholders' equity                                 $ 161,933     $   123,934     $    92,629     $  63,305     $  15,497



(1) 1996 included 52 weeks, 1995 included 53 weeks, and 1994 through 1992 included 52 weeks.

(2) Primary and fully diluted net income per share for all five years are the same.

(3) A store becomes comparable after it is opened for 14 full months. Comparable store net sales in fiscal years 1996 through 1992 were calculated on a 52 week basis.

This annual report contains certain forward-looking statements reflecting the Company's current expectations and there can be no assurance that the Company's actual future performance will meet such expectations. Factors that could cause future performance to vary from current expectations include, but are not limited to, the factors discussed later under the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
GENERAL


     The Gymboree Corporation was founded in 1976 as a provider of interactive parent-child play programs and began to franchise this business in 1979. In 1986, the Company opened its first retail store featuring children's apparel and accessories. Through the end of 1996, the Company has grown to 354 stores, which includes 349 stores in 48 states in the United States and 5 stores in Canada.

     The Company's net sales for the 52 weeks ended February 2, 1997 increased to $303.1 million from $259.4 million in the 53 weeks ended February 4, 1996 and $188.4 million in the 52 weeks ended January 29, 1995. Net income increased to $31.8 million in 1996 from $26.4 million in 1995 and $22.2 million in 1994. These increases in net sales and net income were due principally to the Company's store expansion. Comparable store net sales, all based on a 52 week period, decreased 6% for 1996 and increased 3% and 12% for 1995 and 1994, respectively. The Company expects that future increases in net sales and net income will be increasingly dependent on the opening and profitability of new stores.

     The Company's year typically ends on the Sunday closest to January 31 of each year. 1996, which included 52 weeks, ended on February 2, 1997 while 1995, which included 53 weeks, ended on February 4, 1996 and 1994, which had 52 weeks, ended on January 29, 1995.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, (i) selected income statement data expressed as a percentage of net sales, (ii) the percentage change from the same period of the prior year in such selected income statement data and (iii) the number of stores open at the end of each such period:


                                                                         Percentage Change
                                    As a Percentage of Net Sales            in  Amounts
                                        for the  Year Ended                 From  Year
                                    ----------------------------  ------------------------------------
                                     (52 weeks)     (53 weeks)    (52 weeks)     1996 to      1995 to
                                        1997           1996          1995         1995         1994
                                     ----------     ----------    ----------     -------      -------
Net sales                              100.0%         100.0%         100.0%        17%          38%

Cost of goods sold, including
   buying and occupancy
   expenses                            (54.1)         (57.6)         (53.4)        10           48
                                       -----          -----          -----        ---           --
      Gross profit                      45.9           42.4           46.6         26           25
Selling, general and
   administrative expenses             (30.2)         (26.9)         (28.2)        31           32
Play program income, net                 0.0            0.1            0.3        (77)         (43)
                                       -----          -----          -----        ---           --
   Operating income                     15.7           15.6           18.7         18           15
Interest income                          1.2            1.1            0.9         30           60
                                       -----          -----          -----        ---           --
   Income before income
      taxes                             16.9           16.7           19.6         19           17
Income taxes                            (6.4)          (6.5)          (7.8)        16           14
                                       -----          -----          -----        ---           --
   Net income                           10.5%          10.2%          11.8%        20%          19%
                                       =====          =====          =====        ===           ==

Number of stores at
   end of period                       354            279            209           27%          33%

1996 COMPARED TO 1995

NET  SALES
     Net sales increased 17% to $303.1 million for 1996, compared to $259.4 million for 1995. Sales for the 75 stores opened in 1996 contributed $35.3 million of the increase in net sales. Stores opened prior to 1996 but not qualifying as comparable stores, including the 19 stores expanded in 1996, contributed $20.9 million of the increase in net sales. These were offset, in part, by a decrease in comparable store net sales for 1996 of $12.5 million. Comparable store net sales for 1996 decreased 6% over the same period in 1995.

     The decrease in comparable store net sales was primarily due to the Company operating with significantly lower average store inventory levels and lower levels of markdowns compared to 1995.

GROSS PROFIT
     Gross profit increased 26% to $139.1 million in 1996 from $110.0 million in 1995. As a percentage of net sales, gross profit increased to 45.9% in 1996 from 42.4% in 1995. The increase in gross profit was attributable to the trend of lower per store inventory levels which contributed to a reduction in average markdowns per store in 1996 compared to 1995.
      The Company is planning higher average per store inventory levels in 1997 as compared to 1996. While the increase in average per store inventory levels is expected to have a favorable impact on comparable store sales, this may result in downward pressure on gross profit as a percent of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
     Selling, general and administrative expenses ("S,G&A"), which principally consist of non-occupancy store expenses, corporate overhead and distribution expenses, increased as a percentage of net sales to 30.2% in 1996 compared to 26.9% in 1995. The increase in S,G&A, as a percentage of net sales, was largely due to a decline in comparable store sales, the funding of a new catalog business and international store expansion. The Company expects total S,G&A, as a percentage of net sales, to decline slightly in 1997 due to a planned increase in comparable store sales and the discontinuation of the Company's catalog business at the end of 1996. However, this will be partially offset by expenses associated with the international store expansion.

INTEREST INCOME
     Interest income increased to $3.7 million in 1996, from $2.8 million in 1995, due to higher average cash and investment balances as compared to the prior year.

INCOME TAXES
      The Company's effective tax rate for 1996 was 38% compared to 39% in 1995 due to a lower aggregate state tax rate than the prior year. See Note 6 of Notes to Consolidated Financial Statements.

1995 COMPARED TO 1994

NET  SALES
     Net sales increased 38% to $259.4 million in 1995 compared to $188.4 million in 1994. Sales for the 71 stores opened in 1995 contributed $35.6 million of the increase in net sales. Stores opened prior to 1995 but not qualifying as comparable stores, including the 14 stores expanded in 1995, contributed $26.7 million of the increase in net sales. Increases in comparable store net sales for 1995 contributed $8.7 million of the increase in net sales. Comparable store net sales for 1995 increased 3% over 1994.
     The increase in comparable store net sales was primarily due to an increase in unit sales attributable to increased promotional pricing and the introduction of the new Layette line in the fall of 1994.

GROSS PROFIT
     Gross profit increased 25% to $110.0 million in 1995 from $87.8 million in 1994. As a percentage of net sales, gross profit decreased to 42.4% in 1995 from 46.6% in 1994. The decrease was primarily due to an increased level of markdowns compared to 1994. The largest portion of this increase in markdowns occurred in the second half of 1995, when the Company strategically reduced inventory levels per store through promotional pricing.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
     Selling, general and administrative expenses, which principally consist of non-occupancy store expenses, corporate overhead and distribution expenses, decreased as a percentage of net sales to 26.9% in 1995 from 28.2% in 1994. The decrease was primarily due to decreases, as a percentage of net sales, in corporate office and store payroll expenses. In addition, overall expense leverage was achieved due to the growth in net sales.

INTEREST INCOME
     Interest income increased to $2.8 million in 1995 from $1.8 million in 1994 due to higher average cash and investment balances as compared to the prior year.

INCOME TAXES
      The Company's effective tax rate for 1995 was 39%, compared to 40% in 1994, due to a lower aggregate state tax rate than in the prior year. See Note 6 of Notes to Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES
     During 1994, 1995 and 1996, the Company satisfied its cash requirements through cash flow from operations. Primary uses of cash have been to finance the construction of new stores, purchase merchandise inventories and purchase investments.
      The combined balances of cash, cash equivalents and investments were $90.4 million and $73.6 million at the end of 1996 and 1995, respectively. Working capital as of February 2, 1997 was $105.2 million compared to $89.4 million at February 4, 1996. The increase in working capital was primarily due to higher cash, cash equivalents and investments balances. The Company's investments are largely made in short to medium term investment grade securities.
     During 1996, the Company generated $49.1 million of cash from operations and $4.8 million from the exercise of stock options. Uses of cash consisted primarily of $37.1 million for capital expenditures, related largely to the opening of 75 new stores, the expansion of 19 existing stores and the investment in management information systems. During 1995, the Company generated $32.7 million of cash from operations and $2.4 million from the exercise of stock options. In 1995, the Company used cash of $25.5 million primarily to open 71 new stores and expand 14 existing stores.

      The Company has no long-term debt and did not require any cash borrowings in either 1996 or 1995. The Company's only outside financing requirement was for documentary letters of credit used to fund its foreign sourcing of merchandise inventories. As of February 2, 1997, the Company had two bank lines of credit that allow up to $100 million of long-term, unsecured letters of credit, of which $86.6 million was available pursuant to such lines.
     The Company estimates that capital expenditures during 1997 will be between $50 million and $60 million, which will primarily be used to open approximately 75 to 85 new stores and expand approximately 25 existing stores, and to purchase land and construct a new 280,000 square foot distribution facility.
     In February 1997, the Board of Directors authorized the Company to repurchase up to $30 million of its outstanding common stock. See Note 9 of Notes to consolidated Financial Statements.
    The Company anticipates that cash generated from operations, together with its existing cash resources and funds available from its current letters of credit facilities, will be sufficient to satisfy its cash needs through at least 1997.

SEASONALITY AND QUARTERLY FLUCTUATIONS
      The Company has historically experienced and expects to continue to experience seasonal fluctuations in its sales and net income. A disproportionate amount of the Company's sales and net income is realized during the months of November and December. The Company has also experienced periods of increased sales activity in early spring and early fall. Furthermore, sales and net income are weakest during the second quarter. If, for any reason, the Company's sales were below seasonal norms during November and December, or during the early spring or early fall, the Company's annual operating results could be materially and adversely affected. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of results that may be achieved for a full year. See Note 10 of Notes to Consolidated Financial Statements.

FACTORS THAT MAY AFFECT FUTURE PERFORMANCE
      The discussion in this annual report contains certain forward-looking statements that involve risks and uncertainties. Actual results may differ significantly from the results discussed in the forward-looking statements. Future operating results will depend upon many factors, including general economic conditions, levels of competition and the ability of the Company to successfully identify and respond to emerging children's fashion trends, achieve its expansion plans and effectively monitor and control costs. While the Company expects that its increased inventory levels will have a favorable effect on comparable store sales, there can be no assurance that the Company will experience increases in comparable store sales.
      During 1996, the Company opened five stores in Canada. In 1997, the Company is planning to further its international expansion in Canada, the United Kingdom and the Republic of Ireland. The success of this expansion will depend upon a number of factors, including the ability to provide an adequate supply of inventory and the ability to hire and train qualified employees, of which there can be no assurance.

                            THE GYMBOREE CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                     ASSETS

                                                                            February 2,     February 4,
                                                                                1997            1996
                                                                            ----------      ----------
CURRENT ASSETS:
  Cash and cash equivalents                                                  $   8,027       $   8,755
  Investments                                                                   82,360          64,893
  Accounts receivable                                                            4,336           2,868
  Merchandise inventories                                                       48,979          37,652
  Prepaid expenses and other                                                     1,893           1,886
                                                                             ---------       ---------
       Total current assets                                                    145,595         116,054
                                                                             ---------       ---------

PROPERTY AND EQUIPMENT:
  Leasehold improvements                                                        44,231          31,126
  Furniture, fixtures, and equipment                                            45,820          24,367
                                                                             ---------       ---------
                                                                                90,051          55,493
Less accumulated depreciation and amortization                                 (19,465)        (12,085)
                                                                             ---------       ---------
                                                                                70,586          43,408

OTHER ASSETS                                                                       728             547
                                                                             ---------       ---------
       TOTAL ASSETS                                                          $ 216,909       $ 160,009
                                                                             =========       =========

                                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                           $  21,949       $   9,657
  Accrued liabilities                                                           11,825          10,736
  Income taxes payable                                                           6,631           6,244
                                                                             ---------       ---------
       Total current liabilities                                                40,405          26,637
                                                                             ---------       ---------

DEFERRED RENT AND OTHER LIABILITIES                                             14,571           9,438

STOCKHOLDERS' EQUITY:
  Common stock, including excess paid-in capital ($.001 par value:
    100,000,000 shares authorized; 25,324,060 and 24,992,276 shares
    outstanding at February 2, 1997 and February 4, 1996, respectively)         62,694          56,687
  Restricted stock deferred compensation                                          (753)         (1,139)
  Unrealized investment gain                                                       220             402
  Retained earnings                                                             99,772          67,984
                                                                             ---------       ---------
       Total stockholders' equity                                              161,933         123,934
                                                                             ---------       ---------

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $ 216,909       $ 160,009
                                                                             =========       =========

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            THE GYMBOREE CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                      (In thousands, except per share data)

                                                                                     Year Ended
                                                                  -------------------------------------------
                                                                  February 2,     February 4,     January 29,
                                                                     1997            1996            1995
                                                                  (52 weeks)      (53 weeks)      (52 weeks)
                                                                  -----------     -----------     -----------
Net sales                                                         $ 303,111       $ 259,381       $ 188,424
Cost of goods sold,  including buying and occupancy expenses       (164,052)       (149,428)       (100,651)
                                                                  ---------       ---------       ---------
      Gross profit                                                  139,059         109,953          87,773
Selling, general and administrative expenses                        (91,540)        (69,845)        (53,095)
Play program income, net                                                 74             316             554
                                                                  ---------       ---------       ---------
      Operating income                                               47,593          40,424          35,232
Interest income                                                       3,678           2,823           1,760
                                                                  ---------       ---------       ---------
      Income before income taxes                                     51,271          43,247          36,992
Income taxes                                                        (19,483)        (16,866)        (14,797)
                                                                  ---------       ---------       ---------
                                                                                                  =========
      Net income                                                  $  31,788       $  26,381       $  22,195
                                                                  =========       =========       =========

Net income per share:
     Primary and fully diluted                                    $    1.24       $    1.04       $    0.88

Weighted average shares outstanding                                  25,670          25,357          25,262



                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            THE GYMBOREE CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                        Year Ended
                                                          ----------------------------------------
                                                          February 2,    February 4,   January 29,
                                                             1997           1996          1995
                                                          (52 weeks)     (53 weeks)    (52 weeks)
                                                          -----------    -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                $ 31,788       $ 26,381       $ 22,195
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                             8,899          5,367          3,334
   Non-cash compensation expenses                              386            394            404
   Loss on disposal of property and equipment                  980            712            174
   Provision for deferred income taxes                       1,200            647             63
   Tax benefit from exercise of stock options                1,167          1,217          4,879

   Change in assets and liabilities:
     Accounts receivable                                    (1,468)          (727)          (436)
     Merchandise inventories                               (11,327)        (3,555)       (13,699)
     Prepaid expenses and other assets                      (1,338)          (374)            44
     Accounts payable                                       12,292         (1,983)         3,064
     Accrued liabilities                                     1,089           (176)         2,897
     Income taxes payable                                      387          1,695            679
     Deferred rent and other                                 5,085          3,085          2,511
                                                          --------       --------       --------
Net cash provided by operating activities                   49,140         32,683         26,109
                                                          --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                        (37,059)       (25,500)       (11,645)
Purchases of investments                                   (17,649)       (11,905)       (16,626)
                                                          --------       --------       --------
Net cash used in investing activities                      (54,708)       (37,405)       (28,271)
                                                          --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options                      4,840          2,449          2,402
                                                          --------       --------       --------


Net increase (decrease) in cash and cash equivalents          (728)        (2,273)           240

CASH AND CASH EQUIVALENTS:
Beginning of year                                            8,755         11,028         10,788
                                                          --------       --------       --------
End of year                                               $  8,027       $  8,755       $ 11,028
                                                          ========       ========       ========

OTHER CASH FLOW INFORMATION:
Cash paid during the year for income taxes                $ 16,822       $ 13,605       $  9,188
                                                          ========       ========       ========

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of restricted stock                              $    ---       $  ---         $  1,937
                                                          ========       ========       ========


                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            THE GYMBOREE CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)



                                        COMMON STOCK AND
                                      EXCESS PAID-IN CAPITAL         RESTRICTED
                                     ------------------------          STOCK      UNREALIZED
                                                                      DEFERRED    INVESTMENTS    RETAINED
                                        SHARES        AMOUNT       COMPENSATION   GAIN (LOSS)    EARNINGS       TOTAL
======================================================================================================================
Balance at January 30, 1994          23,919,944     $ 43,803          $  --          $  94       $19,408      $ 63,305
Issuance of common stock under
   stock plans                          565,258        2,402                                                     2,402
Tax benefit from exercise of
   stock options                                       4,879                                                     4,879
Unrealized loss on investments                                                        (556)                       (556)
Issuance of restricted stock            100,000        1,937          (1,937)                                       --
Amortization of restricted stock                                         404                                       404
Net income                                                                                        22,195        22,195
======================================================================================================================

Balance at January 29, 1995          24,585,202     $ 53,021         $(1,533)        $(462)      $41,603      $ 92,629
Issuance of common stock under
   stock plans                          407,074        2,449                                                     2,449
Tax benefit from exercise of
   stock options                                       1,217                                                     1,217
Unrealized gain on investments                                                         864                         864
Amortization of restricted stock                                         394                                       394
Net income                                                                                        26,381        26,381
======================================================================================================================

Balance at February 4, 1996          24,992,276     $ 56,687         $(1,139)        $ 402       $67,984      $123,934

Issuance of common stock under
   stock plans                          331,784        4,840                                                     4,840
Tax benefit from exercise of
   stock options                                       1,167                                                     1,167
Unrealized loss on investments                                                        (182)                       (182)
Amortization of restricted stock                                         386                                       386
Net income                                                                                        31,788        31,788
======================================================================================================================

Balance at February 2, 1997          25,324,060     $ 62,694         $  (753)        $ 220       $99,772      $161,933
======================================================================================================================


                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            THE GYMBOREE CORPORATION
                                  -------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION. The consolidated financial statements include The Gymboree Corporation and its wholly-owned subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated.

         NATURE OF THE BUSINESS. The Company is a leading specialty retailer of high quality apparel and accessories for children ages newborn to seven years. As of February 2, 1997, February 4, 1996 and January 29, 1995, the Company had 354, 279 and 209 retail stores, respectively. The Company also offers directed parent-child developmental play programs at approximately 377 franchised locations and 13 Company-operated locations.

         FISCAL YEAR. The Company's fiscal year typically ends on the Sunday closest to January 31 of each year. 1996, which included 52 weeks, ended on February 2, 1997, while 1995, which included 53 weeks ended on February 4, 1996, and 1994, which included 52 weeks, ended on January 29, 1995.

         CASH AND CASH EQUIVALENTS. Cash equivalents consist of highly liquid investment instruments with a maturity of three months or less, at date of purchase.

         INVESTMENTS. The Company's investments, consisting primarily of municipal bonds, are classified as available-for-sale and are recorded at fair market value. Fair market value is based upon quoted market prices on the last day of the year. Unrealized changes in value are recorded as a component of stockholders' equity.

         ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates their estimated fair value.

         MERCHANDISE INVENTORIES. Merchandise inventories are recorded under the retail method of accounting and are stated at the lower of cost or market.

         PROPERTY AND EQUIPMENT. Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from approximately three to ten years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the improvements.

                            THE GYMBOREE CORPORATION
                                 --------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

         COMPUTER SOFTWARE. Internally developed and purchased computer software is recorded at cost and is amortized using the straight-line method based on an estimated useful life of five years.

         INCOME TAXES. The Company computes income taxes using the asset and liability method. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

         DEFERRED RENT. Many of the Company's operating leases contain predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis and records the difference between the amount charged to expense and the rent paid as deferred rent.

         NET INCOME PER SHARE. Primary and fully diluted net income per share are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The dilutive effect of such common stock equivalents is computed using the treasury stock method. The computation of primary and fully diluted net income per share is the same for 1996, 1995, and 1994.

         STORE PREOPENING COSTS. Store preopening costs are expensed as incurred.

         PLAY PROGRAM REVENUE RECOGNITION. Initial franchise fees for all sites sold in a territory are recognized as revenue when the franchisee has paid the initial franchise fee, has received government approval in the case of international franchises, and has completed the training program. At that time, the Company has provided substantially all of the initial services required by the franchise agreement.

         USE OF ESTIMATES. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         STOCK-BASED COMPENSATION. In 1996, the Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", which provide for the disclosure of pro forma net earnings and earnings per share as if the fair value method were used to account for stock-based employee compensation plans (see Note 7). Pursuant to SFAS No.123, the Company has elected to continue to use the intrinsic value method to account for such plans in the accompanying consolidated financial statements in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees".

         RECLASSIFICATIONS. Certain amounts for prior years have been reclassified to conform to the 1996 presentation.

                            THE GYMBOREE CORPORATION
                                 --------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)



NEW ACCOUNTING STANDARD

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" ("EPS"), which requires dual presentation of basic EPS and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. The pro forma effect assuming adoption of SFAS No. 128 at the beginning of each period is presented below:


                    1996     1995    1994
                   -----    -----    -----
Pro forma EPS:
        Basic      $1.26    $1.06    $0.91

        Diluted    $1.24    $1.04    $0.88



2.   INVESTMENTS

         As of February 2, 1997 and February 4, 1996, all of the Company's investment securities were classified as available-for-sale. The Company's investments consist of the following (in thousands):

                                      February 2, 1997                       February 4, 1996
                              ---------------------------------      ----------------------------------
                                            Gross                                 Gross
                                          Unrealized      Fair                  Unrealized       Fair
                              Amortized    Holding       Market      Amortized   Holding         Market
                                Cost        Gain         Value         Cost     Gain (Loss)      Value
                              ---------   ----------   --------      ---------  -----------     -------
Municipal bonds               $47,597       $169       $47,766       $23,054       $  98        $23,152
Treasury bills/notes           20,847          2        20,849        21,421         179         21,600
Commercial paper                8,755         19         8,774        19,211         139         19,350
Asset backed securities         2,618          5         2,623             0           0              0
Collateralized mortgage
   obligations                  2,323         25         2,348           805         (14)           791
                              -------       ----       -------       -------       -----        -------

Totals                        $82,140       $220       $82,360       $64,491       $ 402        $64,893
                              =======       ====       =======       =======       =====        =======

                            THE GYMBOREE CORPORATION
                                 --------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

      The following table shows the amortized cost and approximate fair market value of investment securities by contractual maturity at February 2, 1997 (in thousands):


                                                     Fair
                                      Amortized      Market
                                        Cost         Value
                                      ---------     -------
Within one year                       $26,255       $26,366
After one but within five years        52,086        52,194
Over five years                         3,799         3,800
                                      -------       -------

Totals                                $82,140       $82,360
                                      =======       =======


3.       LEASES

         The Company leases its store locations, corporate headquarters, a distribution center and certain fixtures and equipment under operating leases. The leases expire at various dates through the year 2009. Store leases typically provide for payment by the Company of operating expenses, real estate taxes and additional rent based on a percentage of sales if a specified sales target is exceeded.

Future minimum lease payments under operating leases at February 2, 1997 are as follows:



                                                 Operating
           (In thousands)                          Leases
----------------------------------------------------------
              Year:
                  1997                           $ 19,760
                  1998                             19,231
                  1999                             18,575
                  2000                             18,523
                  2001                             18,033
        Later years                                59,644
                                                 --------
Total minimum lease commitments                  $153,766
                                                 ========


         Rent expense for all operating leases was $29.1 million, $23.1 million and $16.4 million, in 1996, 1995 and 1994 respectively, which includes percentage rent expense and other lease required expenses of $10.9 million, $9.7 million and $7.2 million for 1996, 1995 and 1994, respectively.

                            THE GYMBOREE CORPORATION
                                 --------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


4.       LINES OF CREDIT

         The Company's only outside financing requirement was for documentary letters of credit used to fund its foreign sourcing of merchandise inventories. As of February 2, 1997, the Company had two bank lines of credit that allow up to $100 million of long-term, unsecured letters of credit, of which $86.6 million was available.


5.       ACCRUED LIABILITIES

         Accrued liabilities consist of the following (in thousands):


                                                  February 2,    February 4,
                                                     1997           1996
                                                  -----------    -----------
          Employee compensation                     $ 5,290       $ 4,042
          Sales taxes                                 1,582         1,078
          Percentage rent                               561         1,808
          Store credits and gift certificates         2,150         1,486
          Other                                       2,242         2,322
                                                    -------       -------
               Total                                $11,825       $10,736
                                                    =======       =======



         Other accrued liabilities relate primarily to store operating expenses.

                            THE GYMBOREE CORPORATION
                                 --------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


6.       INCOME TAXES

         The provision for income taxes consists of the following (in thousands):



                                 1996           1995          1994
                                -------       -------       --------
          Current:
             Federal            $15,100       $14,669       $ 12,825
             State                3,183         1,550          1,909
                                -------       -------       --------
          Total current          18,283        16,219         14,734
                                -------       -------       --------

          Deferred:
             Federal                960           467            122
             State                  240           180            (59)
                                -------       -------       --------
          Total deferred          1,200           647             63
                                -------       -------       --------
          Total provision       $19,483       $16,866       $ 14,797
                                =======       =======       ========




         A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:



                                                     1996      1995      1994
                                                     ----      ----      ----
          Statutory federal rate                      35%       35%       35%
             State income taxes, net of federal
                income tax benefit                     3         4         5
                                                      --        --        --
             Effective tax rate                       38%       39%       40%
                                                      ==        ==        ==

                            THE GYMBOREE CORPORATION
                                 --------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

         Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows (in thousands):

                                        February 2,     February 4,
                                           1997            1996
                                        -----------     -----------
Deferred tax assets:
   Uniform capitalization costs           $   735        $   875
   Accrued reserves                           650            325
   State taxes                                388            302
   Deferred rent                            2,264          1,615
   Other                                      210            245
                                          -------        -------
                                            4,247          3,362
                                          -------        -------

Deferred tax liabilities:
   Prepaid expenses                          (389)          (372)
   Deferred construction allowances          (911)          (519)
   Software development                    (1,092)          (444)
   Assets written-off                      (1,682)          (655)
                                          -------        -------
                                           (4,074)        (1,990)
                                          -------        -------
Net deferred tax assets:                  $   173        $ 1,372
                                          =======        =======



7.       STOCK PLANS


STOCK OPTION PLANS

     The Company's 1983 Incentive Stock Option Plan (the "1983 Plan") and 1993 Stock Option Plan (the "1993 Plan") provide for grants to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for grants of non-statutory stock options and stock purchase rights to employees, consultants and non-employee directors of the Company. The Company has reserved a total of 3,600,000 shares of common stock for issuance under the 1983 Plan and 4,025,000 shares of common stock for issuance under the 1993 Plan. Options granted pursuant to the plans have been granted at exercise prices equal to the fair market value of the Company's common stock on the date of grant. The options have a term of either five or ten years and generally vest over a four year period. No further options may be granted under the 1983 Plan. There were 1,587,668 and 1,045,176 shares available for the grant of options under the 1993 Plan at February 2, 1997 and February 4, 1996, respectively.

                            THE GYMBOREE CORPORATION
                                 --------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


     The following summarizes all stock option transactions for the three years ended February 2, 1997 (shares in thousands):

                                                            Weighted
                                             Shares    Average Price
                                        Outstanding        Per Share
--------------------------------------------------------------------
Balance, January 30, 1994                     2,088        $    7.52
   Options granted                              712            22.50
   Options exercised                           (512)            3.69
   Options canceled                            (412)           12.19
--------------------------------------------------------------------

Balance, January 29, 1995                     1,847            12.26
   Options granted                              529            24.87
   Options exercised                           (382)            5.28
   Options canceled                            (226)           17.44
--------------------------------------------------------------------

Balance, February 4, 1996                     1,768            17.50
   Options granted                              704            24.37
   Options exercised                           (294)           14.48
   Options canceled                            (252)           23.92
--------------------------------------------------------------------

Balance, February 2, 1997                     1,926        $   19.51
                                              =====        =========



      The following table summarizes information about stock options outstanding at February 2, 1997 (shares in thousands):

                                    Options Outstanding                         Options Exercisable (Vested)
                      -----------------------------------------------           ----------------------------
                                           Weighted
                                            Average          Weighted                               Weighted
     Range of                             Remaining           Average             Number            Average
   Exercisable          Number               Life            Exercise           of Options         Exercise
     Prices           of Options          (in years)          Price              at 2/2/97           Price
---------------------------------         ----------        ---------           ----------         ----------
$ 0.17 to 10.00          566                 5.8            $  9.21                 530            $  9.16
  14.94 to 20.81         358                 7.5              19.74                 212              20.16
  21.75 to 23.50         530                 8.6              23.19                 152              23.02
  23.88 to 26.50         155                 8.5              25.21                  27              25.04
  26.75 to 28.50         204                 8.3              26.80                  82              26.75
  28.63 to 36.63         113                 8.4              30.61                  33              30.61
                      ------                                 ------               -----             ------
$  0.17 to 36.63       1,926                                 $19.51               1,036             $15.93
                      ------                                 ------               -----             ------

                            THE GYMBOREE CORPORATION
                                 --------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


     At February 2, 1997, options to purchase 1,036,000 shares were exercisable at a weighted average price of $15.93. At February 4, 1996, options to purchase 730,955 shares were exercisable at a weighted average price of $14.03. At January 29, 1995, options to purchase 589,710 shares were exercisable at a weighted average price of $8.27.

1993 EMPLOYEE STOCK PURCHASE PLAN

     The Company has reserved a total of 600,000 shares of common stock for issuance under the 1993 Employee Stock Purchase Plan (the "Purchase Plan"). The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Unless terminated earlier, the Purchase Plan will terminate in 2013. There were 37,840 and 25,524 shares issued under the Purchase Plan in fiscal 1996 and fiscal 1995, respectively.

RESTRICTED STOCK

     In 1994, the Company granted 100,000 shares of its common stock to its former President and Chief Executive Officer at an aggregate purchase price of $50.00. The aggregate fair market value of the shares, as measured by the stock price on the vesting commencement date was $1,937,500. The shares, which were issued pursuant to the 1993 Plan, are subject to a repurchase option that lapses over a period of 60 months. The difference between the purchase price and the aggregate fair market value of the shares will be amortized as compensation expense over the five year vesting period. Accordingly, the Company recognized compensation expense of $386,000 in 1996, $394,000 in 1995, and $404,000 in
1994.

ADDITIONAL STOCK PLAN INFORMATION

     The Company has adopted only the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation"; therefore such adoption will have no effect on the Company's consolidated net earnings or cash flows.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its three stock-based compensation plans, described above. Accordingly, no compensation expense has been recognized for its stock option plans and its employee stock purchase plan. Compensation expense has been charged against income for its restricted stock plan. Had compensation expense for the Company's stock option plans and the Purchase Plan been determined based on the fair value at the grant dates for awards under these plans, consistent with the method of SFAS No.123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                            THE GYMBOREE CORPORATION
                                 --------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                     Year  Ended
                                           -------------------------------
                                           February 2,         February 4,
                                             1997                 1996
                                           -----------         -----------
Net income (in thousands)   As reported     $31,788             $26,381
                            Pro forma        29,317              25,430

Primary & fully diluted
  net income per share      As reported     $1.24                 $1.04
                            Pro forma        1.14                  1.00

     The weighted average fair value of options granted during 1996 and 1995 were $8.67 and $8.75, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                      Year Ended
                              --------------------------
                              February 2,    February 4,
                                 1997           1996
                              -----------    -----------
Expected Dividend Rate           0.0%           0.0%
Expected volatility             55.0%          55.0%
Risk-free interest rate          6.0%           6.0%
Expected lives (yrs.)            3.0            2.9


8.       401(k) PLAN

         The Company maintains a voluntary defined contribution 401(k) profit sharing plan (the "Plan") covering all employees who have met certain service and eligibility requirements. Employees may elect to contribute up to 20% of their compensation to the Plan, not to exceed the dollar limit set by law. The Company matches $0.50 to the Plan for each $1.00 contributed by an employee, up to a maximum Company contribution of $500 per employee per year. The Company's matching contributions to the Plan were $133,000, $102,000 and $40,000 in 1996, 1995 and 1994, respectively.

9.       SUBSEQUENT EVENTS

STOCK REPURCHASE

         In February 1997, the Board of Directors authorized the Company to repurchase up to $30 million of its outstanding common stock in the open market. As of March 3, 1997, no shares have been repurchased.

                            THE GYMBOREE CORPORATION
                                 --------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

STOCKHOLDER RIGHTS PLAN

         In March 1997, the Company adopted a Stockholder Rights Plan (the "Plan"). The Plan entails a dividend of one right for each outstanding share of the Company's common stock. The rights are represented by and traded with the Company's common stock. There are no separate certificates or market for the rights.

         The rights do not become exercisable or trade separately from the common stock unless 17.5% or more of the common stock of the Company has been acquired, or after a tender or exchange offer is made for 17.5% or greater ownership of the Company's common stock. Should the rights become exercisable, each right will entitle the holder thereof to buy 1/1,000th of a share of the Company's Series A Preferred Stock at an exercise price of $125. Each 1/1,000th of a share of the new Series A Preferred Stock will essentially be the economic equivalent of one share of common stock.

         Under certain circumstances, the rights "flip-in" and become rights to buy the Company's common stock at a 50% discount. Under certain other circumstances, the rights "flip-over" and become rights to buy an acquirer's common stock at a 50% discount.

         The rights may be redeemed by the Company for $0.01 per right at any time on or prior to the fifth day (or a later date as determined by the Board of Directors) following the first public announcement by the Company of the acquisition of beneficial ownership of 17.5% of the Company's common stock.

                            THE GYMBOREE CORPORATION
                                 --------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


10.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

               The quarterly financial information presented below reflects all adjustments which, in the opinion of the Company's management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

                                            1996 Quarter Ended
                                ------------------------------------------------
(In thousands, except
 per share amounts              May 5,       Aug. 4,       Nov. 3,       Feb. 2,
 and store data)                 1996         1996         1996           1997
                              --------      --------      --------      --------
Net sales                     $69,103       $57,898       $84,685       $91,425
Gross profit                   33,656        25,148        40,255        40,000
Operating income               12,969         5,949        13,690        14,985
Net income                      8,593         4,285         8,995         9,915
Net income per share          $  0.34       $  0.17       $  0.35       $  0.39
Stores at end of period           305           326           348           354

                                              1995 Quarter Ended
                             ---------------------------------------------------
                             Apr. 30,       July 30,      Oct. 29,       Feb. 4,
                               1995          1995          1995          1996(1)
                             --------      ---------     ---------      --------
Net sales                     $55,077       $49,391       $66,225       $88,688
Gross profit                   25,503        21,359        28,520        34,571
Operating income                9,617         6,320        11,067        13,420
Net income                      6,288         4,283         7,032         8,778
Net income per share          $  0.25       $  0.17       $  0.28       $  0.35
Stores at end of period           234           251           271           279

----------
(1) The fourth quarter of 1995 included 14 weeks as 1995 included 53 weeks.

THE GYMBOREE CORPORATION

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of the Gymboree Corporation:

We have audited the accompanying consolidated balance sheets of The Gymboree Corporation and subsidiaries (the "Company") as of February 2, 1997 and February 4, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended February 2, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Gymboree Corporation and subsidiaries as of February 2, 1997 and February 4, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 1997 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
February 18, 1997
(March 3, 1997 as to Note 9)




                                                       THE GYMBOREE CORPORATION