Form 10-K405, Exhibit 13
period 1998-01-31
GYMBOREE CORP
filed 1998-04-20
CIK 786110

THE GYMBOREE CORPORATION
SELECTED FINANCIAL AND OPERATING DATA

The following selected financial data have been derived from the consolidated financial statements of the Company. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto.

-------------------------------------------------------------------------------------------------------------------------------
(In thousands, except operating data
and per share amounts)                                     1997            1996            1995            1994            1993
-------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:(1)
Net sales                                           $   373,440     $   303,111     $   259,381     $   188,424     $   129,582
Cost of goods sold, including
   buying and occupancy expenses                       (207,630)       (164,052)       (149,428)       (100,651)        (69,462)
                                                    -----------     -----------     -----------     -----------     -----------
     Gross profit                                       165,810         139,059         109,953          87,773          60,120
Selling, general and administrative expenses           (112,443)        (91,540)        (69,845)        (53,095)        (38,312)
Play programs income, net                                   517              74             316             554           1,237
                                                    -----------     -----------     -----------     -----------     -----------
     Operating income                                    53,884          47,593          40,424          35,232          23,045
Foreign exchange losses                                    (837)              0               0               0               0
Interest income                                           2,778           3,678           2,823           1,760             867
                                                    -----------     -----------     -----------     -----------     -----------
     Income before income taxes                          55,825          51,271          43,247          36,992          23,912
Income taxes                                            (20,655)        (19,483)        (16,866)        (14,797)         (9,806)
                                                    -----------     -----------     -----------     -----------     -----------
     Net income                                     $    35,170     $    31,788     $    26,381     $    22,195     $    14,106
                                                    ===========     ===========     ===========     ===========     ===========
Basic income per share                              $      1.45     $      1.27     $      1.06     $      0.91     $      0.61
                                                    ===========     ===========     ===========     ===========     ===========
Diluted income per share                            $      1.41     $      1.24     $      1.04     $      0.88     $      0.57
                                                    ===========     ===========     ===========     ===========     ===========
Basic weighted average shares outstanding                24,302          25,111          24,862          24,279          22,969
Diluted weighted average shares outstanding              25,000          25,670          25,357          25,265          24,858

OPERATING DATA:

Number of stores at end of period                           435             354             279             209             152
Net sales per average gross square foot             $       621     $       670     $       827     $       882     $       851
Net sales per average store                         $   947,000     $   948,000     $ 1,063,000     $ 1,050,000     $   982,000
Comparable store net sales increase/(decrease)(2)             2%             (6%)             3%             12%             11%

BALANCE SHEET DATA:

Working capital                                     $    71,590     $   105,190     $    89,417     $    73,937     $    49,907
Total assets                                            229,200         216,909         160,009         126,083          87,607
Stockholders' equity                                $   157,710     $   161,933     $   123,934     $    92,629     $    63,305
-------------------------------------------------------------------------------------------------------------------------------


(1) 1997 and 1996 included 52 weeks, 1995 included 53 weeks, and 1994 and 1993 included 52 weeks.

(2) A store becomes comparable after it is opened for 14 full months. Comparable store net sales in 1997 through 1993 were calculated on a 52 week basis.

This annual report contains forward-looking statements reflecting the Company's current expectations and there can be no assurance that the Company's actual future performance will meet such expectations. Factors that could cause future performance to vary from current expectations include, but are not limited to, the factors discussed later under the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

THE GYMBOREE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GENERAL

The Gymboree Corporation was founded in 1976 as a provider of interactive parent-child play programs and began to franchise this business in 1979. In 1986, the Company opened its first retail store featuring children's apparel and accessories. Through the end of fiscal 1997, the Company had grown to 435 stores, including 418 stores in 48 states in the United States, 11 stores in Canada and 6 stores in Europe.

     The Company's net sales for the 52 weeks ended January 31, 1998 increased to $373.4 million from $303.1 million in the 52 weeks ended February 2, 1997 and $259.4 million in the 53 weeks ended February 4, 1996. Net income increased to $35.2 million in 1997 from $31.8 million in 1996 and $26.4 million in 1995. These increases in net sales and net income were due principally to the Company's store expansion. Comparable store net sales, all based on a 52 week period, increased 2% for 1997, decreased 6% for 1996 and increased 3% for 1995. The Company expects that future increases in net sales and net income will be increasingly dependent on the opening and profitability of new domestic and international stores.

     In fiscal 1997, the Company changed its fiscal year end to be the Saturday closest to January 31. As a result, fiscal 1997, which included 52 weeks, ended on Saturday, January 31, 1998. In previous years, the Company's fiscal year ended on the Sunday closest to January 31 of each year. 1996, which included 52 weeks, ended February 2, 1997, while 1995, which included 53 weeks, ended February 4, 1996. This change did not have a significant effect on the consolidated financial statements of the Company.

1997 COMPARED TO 1996

NET SALES

Net sales increased 23% to $373.4 million for 1997, compared to $303.1 million for 1996. Sales for the 82 stores opened in 1997 contributed $40.9 million of the increase in net sales. Stores opened or expanded prior to 1997 but not qualifying as comparable stores, including the 16 stores expanded in 1997, contributed $24.2 million of the increase in net sales. Increases in comparable store net sales for 1997 contributed $5.2 million of the increase in net sales. Comparable store net sales increased 2% over 1996.

     The increase in comparable store net sales was primarily due to the Company operating with higher store inventory levels throughout 1997 and somewhat higher levels of markdowns compared to 1996.

GROSS PROFIT

Gross profit increased 19% to $165.8 million in 1997 from $139.1 million in 1996. As a percentage of net sales, gross profit decreased to 44.4% in 1997 from 45.9% in 1996. The decrease in gross profit as a percentage of net sales was attributable to increases in average markdowns per store in 1997 compared to 1996.

     The Company is planning higher average per store inventory levels in 1998 as compared to 1997. While the increase in average per store inventory levels is expected to have a favorable impact on comparable store sales, this may result in downward pressure on gross profit as a percent of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("S,G&A"), which principally consist of non-occupancy store expenses, corporate overhead and distribution expenses, remained relatively flat as a percentage of net sales at 30.1% in 1997 compared to 30.2% in 1996. S,G & A, as a percentage of net sales has remained flat during fiscal 1997 as compared to 1996 due primarily to increases in comparable store sales and the discontinuation of the Company's catalog business at the end of 1996 largely offset by S,G&A associated with its international store expansions.

     The Company expects S,G&A to increase in 1998, in absolute dollars and as a percentage of sales, as a result of continued international expansion, the 2nd retail concept and increased marketing programs.

PLAY PROGRAMS INCOME

Play Programs income increased 599% to $517 thousand in 1997, from $74 thousand in 1996, due primarily to new franchise sales, enrollment growth in both franchised and corporate owned centers and increased play product sales.

FOREIGN EXCHANGE LOSSES

Foreign exchange losses increased $837 thousand in 1997 as compared to 1996. Total losses from foreign exchange transactions during 1997 were 0.2% of sales. This increase was primarily attributed to losses incurred from currency fluctuations in intercompany transactions between the Company's U.S. operations and its foreign subsidiaries.

INTEREST INCOME

Interest income decreased to $2.8 million in 1997, from $3.7 million in 1996, due to lower average cash and investment balances resulting from two stock repurchases during 1997. This trend of declining interest income is expected to continue in the future.

INCOME TAXES

The Company's effective tax rate for 1997 was 37% compared to 38% in 1996 due to implementation of tax planning strategies. See Note 6 of Notes to Consolidated Financial Statements.

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

THE GYMBOREE CORPORATION

GROSS PROFIT

Gross profit increased 26% to $139.1 million in 1996 from $110.0 million in 1995. As a percentage of net sales, gross profit increased to 45.9% in 1996 from 42.4% in 1995. The increase in gross profit was attributable to the trend of lower per store inventory levels which contributed to a reduction in average markdowns per store in 1996 compared to 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased as a percentage of net sales to 30.2% in 1996 compared to 26.9% in 1995. The increase in S,G&A, as a percentage of net sales, was largely due to a decline in comparable store sales, the funding of a new catalog business and international store expansion.

PLAY PROGRAMS INCOME

Play Programs income decreased 77% to $74 thousand in 1996, from $316 thousand in 1995, due to a reduction in sales of new franchises.

INTEREST INCOME

Interest income increased to $3.7 million in 1996, from $2.8 million in 1995, due to higher average cash and investment balances as compared to the prior year.

INCOME TAXES

The Company's effective tax rate for 1996 was 38% compared to 39% in 1995 due to implementation of tax planning strategies.

LIQUIDITY AND CAPITAL RESOURCES

During 1997, 1996 and 1995, the Company satisfied its cash requirements through cash flow from operations. Primary uses of cash have been to purchase outstanding common stock in 1997, finance the construction of new stores, purchase merchandise inventories and to purchase land and construct a new 300,000 square foot distribution center in Dixon, California.

     The combined balances of cash, cash equivalents and investments were $36.5 million and $90.4 million at the end of 1997 and 1996, respectively. Working capital as of January 31, 1998 was $71.6 million compared to $105.2 million at February 2, 1997. The decrease in working capital was primarily due to lower cash, cash equivalents and investments balances offset in part by larger merchandise inventories. The Company's investments are largely made in short to medium-term investment grade securities. See Note 2 of Notes of Consolidated Financial Statements.

     During 1997, the Company generated $37.8 million of cash from operations, $63.5 million from the sale of investments and $8.8 million from the exercise of stock options. Uses of cash consisted primarily of $49.7 million for the repurchase of the Company's common stock and $49.0 million for capital expenditures, related largely to the opening of 82 new stores, the new Dixon Distribution Center, the expansion of 16 existing stores and the roll-out of an all new in-store POS system for all stores. During 1996, the Company generated $49.1 million of cash from operations and $4.8 million from the exercise of stock options. In 1996, the Company used cash of $37.1 million primarily to open 75 new stores and expand 19 existing stores and develop and enhance management information systems.

     The Company has no long-term debt and did not require any cash borrowings in either 1997 or 1996. The Company's only outside financing requirement was for documentary letters of credit used mainly to fund its foreign sourcing of merchandise inventories. As of January 31, 1998, the Company had one bank line of credit that allowed up to $100 million in unsecured letters of credit and up to $10 million in foreign exchange contracts, of which $61.5 million was available pursuant to such lines.

     In March 1998, this line of credit agreement was amended. The amended $100 million facility allows up to $74 million in unsecured commercial letters of credit, $11 million in standby letters of credit, and $15 million in borrowings. In addition, under this same facility, the Company may engage in up to $50 million in foreign exchange contracts.

     The Company estimates that capital expenditures during 1998 will be between $50 and $55 million, which will primarily be used to open approximately 100 to 130 new domestic and international stores and to expand approximately 30 to 40 existing stores.

     The Company anticipates that cash generated from operations, together with its existing cash resources and funds available from its current letters of credit and line of credit facilities, will be sufficient to satisfy its cash needs through at least fiscal 1998.

SEASONALITY AND QUARTERLY FLUCTUATIONS

The Company has historically experienced and expects to continue to experience seasonal fluctuations in its retail sales and net income. Historically, a disproportionate amount of the Company's retail sales and a majority of its net income have been realized during the months of November and December. In anticipation of increased sales activity during these months, the Company hires a significant number of temporary employees to bolster its permanent store staff. In addition, the company has experienced periods of increased sales activity in early spring and early fall. If, for any reason, the Company's sales were below seasonal norms during November and December, or during the early spring or early fall, the Company's annual operating results could be materially and adversely affected. Historically, retail sales and net income have been weakest during the second fiscal quarter, and the Company expects this trend to continue. the Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the costs and increased overhead associated with the opening and future operation of new stores and the new sales contributed by new stores, advertising and marketing expenditures, merchandise mix and timing and level of markdowns.

FACTORS THAT MAY AFFECT FUTURE PERFORMANCE

The discussion in this annual report contains certain forward-looking statements, including statements regarding future net sales and net income, future inventory levels, future comparable store net sales, future S,G&A expenses, future interest income, planned capital expenditures, planned store expansions, international expansion and future cash needs. Such forward-looking statements in particular, and the Company's business and operating results in

THE GYMBOREE CORPORATION

general, involve risks and uncertainties. Actual results may differ significantly from the results discussed in the forward-looking statements. Future operating results will depend upon many factors, including general economic conditions, levels of competition, growth in the childrens' apparel market, financing and working capital needs, the availability of suitable new store locations, the ability to develop new merchandise and the ability to hire and train qualified sale associates, the ability of the Company to successfully identify and respond to emerging children's fashion trends and effectively monitor and control costs. There can be no assurance that the Company will be able to effectively realize its plans for future growth. While the Company also expects that its increased inventory levels will have a favorable effect on comparable store sales, there can be no assurance that the Company will experience increases in comparable store sales.

     The Company's sales and profitability depend upon the continued demand by its customers for its apparel and accessories. The Company believes that its future success will depend in large part upon its ability to anticipate, gauge and respond in a timely manner to changing consumer demands and fashion trends and upon the appeal of the Company's products. There can be no assurance that the demand of the Company's apparel or accessories will not decline or that the Company will be able to anticipate, gauge and respond to changes in fashion trends. If demand for the Company's apparel and accessories were to decline or if the Company were to misjudge fashion trends, the Company's business, financial condition and results of operations could be materially and adversely affected.

     During 1997, the Company expanded its operations in Europe and Canada. As a result, the Company's business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, foreign consumer preferences, currency fluctuations, political unrest, disruptions or delays in shipments and changes in economic conditions in countries in which the Company's operates its stores. These factors, among others, could influence the Company's ability to sell its products in these international markets. If any such factors were to render the conduct of business in a particular country undesirable or impractical, there could be a material and adverse effect on the Company's results of operations and financial condition.

     The matters discussed in this report with respect to opening a 2nd retail concept are also forward looking statements that involve risk and uncertainties, including no prior operating history, no prior history of market acceptance, potentially higher expenses without corresponding revenue increases, impact to earnings, ability to obtain new store sites, ability to obtain adequate sources of merchandise, competition from other retailers and uncertainties generally associated with apparel retailing. In addition, the Company has recently hired several highly experienced executives to support the production, merchandising and promotion of the products of this 2nd retail concept. The Company's limited experience with marketing apparel to this demographic could materially and adversely affect its ability to introduce this 2nd retail concept successfully or to develop this concept's product line.

     The Company's future profitability is critically dependent on its ability to achieve and manage potential future growth effectively. There can be no assurance that the Company will be successful in increasing net sales in the future or that the rate of period-to-period net sales growth, if any, will not decline. If the Company's operations were to continue to grow, of which there can be no assurance, there could be increasing strain on other resources, and the Company may experience serious operating difficulties, including difficulties in hiring, training, managing an increasing number of employees, difficulties in obtaining sufficient fabric and sourcing capacity to produce its products, problems in upgrading its management information systems and delays in product distribution shipments. There can be no assurance that the Company will be able to manage future growth effectively. Any failure to manage growth effectively could have a material adverse effect on the Company's results of operations and financial condition.

      The success of this expansion will depend upon a number of factors, including the ability to provide an adequate supply of inventory and the ability to hire and train qualified employees (hereinafter "team members"), of which there can be no assurance.

     The Company is assessing the impact of the acceptance of the Euro in the Economic and Monetary Union in Europe commencing in January 1999 and developing a strategy for a smooth transition to the Euro in its European stores.

     Many existing computer systems and applications, and other control devices, use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the millennium. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can process data related to the year 2000. The Company relies on its systems, applications and devices in operating and monitoring all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll modules), customer services, infrastructure, embedded computer chips, networks and telecommunications equipment. The Company also relies, directly and indirectly, on external systems of business enterprises such as suppliers, creditors, financial organizations, and of governmental entities, both domestic and international, for accurate exchange of data. The Company's current estimate is that the costs associated with the year 2000 issue, and the consequences of incomplete or untimely resolution of the year 2000 issue, will not have a material adverse effect on the result of operations or financial position of the Company in any given year. However, despite the Company's efforts to address the year 2000 impact on its internal systems, the Company has not fully identified such impact or whether it can resolve it without disruption of its business and without incurring significant expense. In addition, even if the internal systems of the Company are not materially affected by the year 2000 issue, the Company could be effected through disruption in the operation of the enterprises with which the Company interacts.

THE GYMBOREE CORPORATION
CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------------
                                                                           January 31,   February 2,
(In thousands, except share data)                                                1998          1997
---------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                               $   17,870    $    8,027
   Investments                                                                 18,642        82,360
   Accounts receivable                                                          5,184         4,336
   Merchandise inventories                                                     75,293        48,979
   Prepaid expenses and other                                                   4,467         1,893
                                                                           ----------    ----------
     Total current assets                                                     121,456       145,595
                                                                           ----------    ----------
Property and Equipment:
   Land                                                                           810
   Construction in progress -- building                                         9,595
   Leasehold improvements                                                      58,082        44,231
   Furniture, fixtures, and equipment                                          66,819        45,820
                                                                           ----------    ----------
                                                                              135,306        90,051

   Less accumulated depreciation and amortization                             (30,934)      (19,465)
                                                                           ----------    ----------
                                                                              104,372        70,586
Lease Rights and Other Assets                                                   3,372           728
                                                                           ----------    ----------
     Total Assets                                                          $  229,200    $  216,909
                                                                           ==========    ==========

---------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                                        $   26,046    $   21,949
   Accrued liabilities                                                         15,781        11,825
   Income taxes payable                                                         8,039         6,631
                                                                           ----------    ----------
     Total current liabilities                                                 49,866        40,405
                                                                           ----------    ----------
Deferred Rent and Other Liabilities                                            21,624        14,571

Stockholders' Equity:
   Common stock, including excess paid-in capital ($.001 par value:
     100,000,000 shares authorized; 24,015,096 and 25,324,060 shares
     outstanding at January 31, 1998 and February 2, 1997, respectively)       23,109        62,694
   Restricted stock deferred compensation                                        (337)         (753)
   Retained earnings                                                          134,938        99,992
                                                                           ----------    ----------
     Total stockholders' equity                                               157,710       161,933
                                                                           ----------    ----------
     Total Liabilities and Stockholders' Equity                            $  229,200    $  216,909
                                                                           ==========    ==========

---------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

---------------------------------------------------------------------------------------------------------------------------------
                                                                                              As a Percentage of Net Sales
                                                           Year Ended:                             for the Year Ended
                                               --------------------------------------     ---------------------------------------
                                               JANUARY 31,  February 2,   February 4,    January 31,   February 2,    February 4,
                                                     1998         1997          1996           1998          1997           1996
(In thousands, except per share data)           (52 WEEKS)   (52 weeks)    (53 weeks)     (52 weeks)    (52 weeks)      (53 weeks)
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                       $ 373,440     $ 303,111     $ 259,381         100.0%         100.0%         100.0%
Cost of goods sold, including buying
  and occupancy expenses                         (207,630)     (164,052)     (149,428)        (55.6)         (54.1)         (57.6)
                                                ---------     ---------     ---------     ---------      ---------      ---------
   Gross profit                                   165,810       139,059       109,953          44.4           45.9           42.4
Selling, general and administrative expenses     (112,443)      (91,540)      (69,845)        (30.1)         (30.2)         (26.9)
Play program income, net                              517            74           316           0.1            0.0            0.1
                                                ---------     ---------     ---------     ---------      ---------      ---------
   Operating income                                53,884        47,593        40,424          14.4           15.7           15.6
Foreign exchange losses                              (837)            0             0          (0.2)             0              0
Interest income                                     2,778         3,678         2,823           0.7            1.2            1.1
                                                ---------     ---------     ---------     ---------      ---------      ---------
   Income before income taxes                      55,825        51,271        43,247          14.9           16.9           16.7
Income taxes                                      (20,655)      (19,483)      (16,866)         (5.5)          (6.4)          (6.5)
                                                ---------     ---------     ---------     ---------      ---------      ---------
   Net income                                   $  35,170     $  31,788     $  26,381           9.4%          10.5%          10.2%
                                                =========     =========     =========     =========      =========      =========

Income per share:
   Basic                                        $    1.45     $    1.27     $    1.06
   Diluted                                      $    1.41     $    1.24     $    1.04

Weighted average shares outstanding:
   Basic                                           24,302        25,111        24,862
   Diluted                                         25,000        25,670        25,357
---------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------------
                                                                          Year Ended:
                                                          ---------------------------------------------
                                                          January 31,      February 2,      February 4,
                                                                1998             1997             1996
(In thousands)                                             (52 weeks)       (52 weeks)       (53 weeks)
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  $ 35,170         $ 31,788         $ 26,381
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                            13,549            8,899            5,367
     Non-cash compensation expenses                              416              386              394
     Loss on disposal of property and equipment                1,510              980              712
     Provision for deferred income taxes                       2,136            1,200              647
     Tax benefit from exercise of stock options                1,217            1,167            1,217

     Change in assets and liabilities:
       Accounts receivable                                      (848)          (1,468)            (727)
       Merchandise inventories                               (26,346)         (11,327)          (3,555)
       Prepaid expenses and other assets                      (1,176)          (1,338)            (374)
       Accounts payable                                        4,097           12,292           (1,983)
       Accrued liabilities                                     1,554            1,089             (176)
       Income taxes payable                                    1,408              387            1,695
       Deferred rent and other liabilities                     5,067            5,085            3,085
                                                            --------         --------         --------
Net cash provided by operating activities                     37,754           49,140           32,683
                                                            --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                          (48,964)         (37,059)         (25,500)
Proceeds from sales of assets                                    117
Sales (purchases) of investments                              63,526          (17,649)         (11,905)
Acquisition of lease rights                                   (1,788)
                                                            --------         --------         --------
Net cash provided by (used in) investing activities           12,891          (54,708)         (37,405)
                                                            --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options                        8,844            4,840            2,449
Repurchase of common stock                                   (49,646)
                                                            --------         --------         --------
Net cash provided by (used in) financing activities          (40,802)           4,840            2,449
                                                            --------         --------         --------
Net increase (decrease) in cash and cash equivalents           9,843             (728)          (2,273)

CASH AND CASH EQUIVALENTS:
Beginning of year                                              8,027            8,755           11,028
                                                            --------         --------         --------
End of year                                                 $ 17,870         $  8,027         $  8,755
                                                            ========         ========         ========

OTHER CASH FLOW INFORMATION:
Cash paid during the year for income taxes                  $ 16,298         $ 16,822         $ 13,605

-------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

THE GYMBOREE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------------------
                                                     Common Stock and             Restricted
                                                  Excess Paid-in Capital              Stock
                                                ---------------------------         Deferred          Retained
(In thousands, except share data)                   Shares           Amount     Compensation          Earnings            Total
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
JANUARY 29, 1995                                24,585,202          $53,021          $(1,533)        $  41,141        $  92,629
Issuance of common stock
   under stock option plans                        407,074            2,449                                               2,449
Tax benefit from exercise
   of stock options                                                   1,217                                               1,217
Unrealized gain on
   investments                                                                                             864              864
Amortization of
   restricted stock                                                                      394                                394
Net income                                                                                              26,381           26,381
                                                ----------          -------          -------         ---------        ---------
BALANCE AT
FEBRUARY 4, 1996                                24,992,276           56,687           (1,139)           68,386          123,934
Issuance of common stock
   under stock option plans                        331,784            4,840                                               4,840
Tax benefit from exercise
   of stock options                                                   1,167                                               1,167
Unrealized loss on
   investments                                                                                            (182)            (182)
Amortization of
   restricted stock                                                                      386                                386
Net income                                                                                              31,788           31,788
                                                ----------          -------          -------         ---------        ---------
BALANCE AT
FEBRUARY 2, 1997                                25,324,060           62,694             (753)           99,992          161,933
Issuance of common stock
   under stock option plans                        613,036            8,844                                               8,844
Stock repurchase                                (1,922,000)         (49,646)                                            (49,646)
Tax benefit from exercise
   of stock options                                                   1,217                                               1,217
Unrealized loss on investments
   and cumulative translation adjustments                                                                 (224)            (224)
Amortization of
   restricted stock                                                                      416                                416
Net income                                                                                              35,170           35,170
                                                ----------          -------          -------         ---------        ---------
BALANCE AT
JANUARY 31, 1998                                24,015,096          $23,109          $  (337)        $ 134,938        $ 157,710
                                                ==========          =======          =======         =========        =========

-------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

THE GYMBOREE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include The Gymboree Corporation and its wholly-owned subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated.

NATURE OF THE BUSINESS

The Company is a leading specialty retailer of high quality apparel and accessories for children ages newborn to seven years. As of January 31, 1998, February 2, 1997, and February 4, 1996, the Company had 435, 354 and 279 retail stores, respectively. The Company also offers directed parent-child developmental play programs at approximately 390 franchised locations and 12 Company-operated locations.

FISCAL YEAR

In fiscal 1997, the Company changed its fiscal period end date to be the Saturday closest to January 31. As a result, fiscal 1997, which included 52 weeks, ended on Saturday, January 31, 1998. In previous years, the Company's year ended on the Sunday closest to January 31 of each year. Fiscal 1996, which included 52 weeks, ended February 2, 1997, while fiscal 1995, which included 53 weeks, ended on February 4, 1996. This change did not have a significant effect on the consolidated financial statements of the Company.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid investment instruments with a maturity of three months or less, at date of purchase.

INVESTMENTS

The Company's investments, consisting primarily of municipal bonds, are classified as available-for-sale and are recorded at fair market value. Fair market value is based upon quoted market prices on the last day of the year. Unrealized gains and losses are included in retained earnings.

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates their estimated fair value.

MERCHANDISE INVENTORIES

Merchandise inventories are recorded under the retail method of accounting and are stated at the lower of cost or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from approximately three to ten years. Leasehold improvements are amortized over the lesser of the lease term which range from 10 to 25 years, or the estimated useful lives of the improvements.

     Internally developed and purchased computer software is recorded at cost and is amortized using the straight-line method based on an estimated useful life of five years.

INCOME TAXES

The Company computes income taxes using the asset and liability method. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

LEASE RIGHTS

Lease rights are recorded at cost and are amortized over 10 years or the life of the lease, whichever is less.

DEFERRED RENT

Many of the Company's operating leases contain predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis and records the difference between the amount charged to expense and the rent paid as deferred rent.

FOREIGN CURRENCIES

Assets and liabilities of foreign subsidiaries are translated to U.S. dollars at the exchange rates effective on the balance sheet date. Translation adjustments resulting from this process are recorded in stockholders' equity. Revenues, costs of sales, expenses and other income are translated at average rates of exchange prevailing during the year. Gains and losses on foreign currency transactions are included in net income.

STORE PREOPENING COSTS

Store preopening costs are expensed as incurred.

PLAY PROGRAMS REVENUE RECOGNITION

Initial franchise fees for all sites sold in a territory are recognized as revenue when the franchisee has paid the initial franchise fee, has received government approval in the case of international franchises, and has completed the training program. At that time, the Company has provided substantially all of the initial services required by the franchise agreement.

USE OF ESTIMATES

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

STOCK-BASED COMPENSATION

The Company accounts for stock-based awards to team members using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

RECLASSIFICATIONS

Certain amounts for prior years have been reclassified to conform to the 1997 presentation.

THE GYMBOREE CORPORATION

INCOME PER SHARE

In the fourth quarter of 1997, the Company adopted the Statement of the Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which requires dual presentation of basic and diluted income per share. Basic income per share is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur from common shares issuable through stock options and restricted stock and is computed by dividing net income by the weighted average number of common shares outstanding for the period plus the dilutive effect of outstanding stock options and restricted stock. All prior periods have been restated to conform with the new statement.

NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 requires the presentation, by major components and as a single total, the change in the Company's net assets during a period from non-owner sources. SFAS No. 131 establishes annual and interim reporting standards for operating segments of an enterprise and related disclosures about its products, services, geographic areas and major customers. SFAS No. 130 and No. 131 are effective for the Company's fiscal years ending after January 31, 1998. Adoption of these standards will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures.

2.   INVESTMENTS

As of January 31, 1998 and February 2, 1997, all of the Company's investment securities were classified as available-for-sale. The Company's investments consist of the following (in thousands):

-------------------------------------------------------------------------------------------------------------------------------
                                                      January 31, 1998                               February 2, 1997
                                           ----------------------------------------     ---------------------------------------
                                                               Gross                                        Gross
                                                          Unrealized          Fair                     Unrealized          Fair
                                           Amortized         Holding         Market     Amortized         Holding        Market
                                                Cost      Gain (Loss)         Value          Cost            Gain         Value
-------------------------------------------------------------------------------------------------------------------------------
Municipal obligations                       $  7,771      $       27       $  7,798      $ 47,597      $      169      $ 47,766
U.S. Treasury bills/Agency obligations         4,097              (1)         4,096        20,847               2        20,849
Corporate notes/bonds                          3,071               2          3,073             0               0             0
Money market securities                          323               0            323             0               0             0
Commercial paper                               3,352               0          3,352         8,755              19         8,774
Asset backed securities                            0               0              0         2,618               5         2,623
Collateralized mortgage obligations                0               0              0         2,323              25         2,348
                                            --------      ----------       --------      --------      ----------      --------
Totals                                      $ 18,614      $       28       $ 18,642      $ 82,140      $      220      $ 82,360
-------------------------------------------------------------------------------------------------------------------------------

The following table shows the amortized cost and approximate fair market value of investment securities by contractual maturity at January 31, 1998 (in thousands):

--------------------------------------------------------------------------------
                                                       Amortized     Fair Market
                                                            Cost           Value
--------------------------------------------------------------------------------
Within one year                                         $ 14,809        $ 14,819
After one but within five years                            3,805           3,823
                                                        --------        --------
Totals                                                  $ 18,614        $ 18,642
--------------------------------------------------------------------------------

3.   LEASES

The Company leases its store locations, corporate headquarters, distribution centers and certain fixtures and equipment under operating leases. The leases expire at various dates through the year 2023. Store leases typically provide for payment by the Company of operating expenses, real estate taxes and additional rent based on a percentage of sales if a specified sales target is exceeded.

     Future minimum lease payments under operating leases at January 31, 1998 are as follows:

--------------------------------------------------------------------------------
(In thousands)                                                  Operating Leases
--------------------------------------------------------------------------------
Year:
     1998                                                              $  26,603
     1999                                                                 26,321
     2000                                                                 26,047
     2001                                                                 25,771
     2002                                                                 24,667
Later years                                                               86,647
                                                                        --------
Total minimum lease commitments                                         $216,056
--------------------------------------------------------------------------------

     Rent expense for all operating leases was $36.9 million, $29.1 million and $23.1 million, in 1997, 1996 and 1995 respectively, which includes percentage rent expense and other lease required expenses of $12.7 million, $10.9 million and $9.7 million for 1997, 1996 and 1995, respectively.

THE GYMBOREE CORPORATION

4.   LINES OF CREDIT

As of January 31, 1998, the Company had a bank line of credit that allows up to $100 million of long-term, unsecured letters of credit, and up to $50 million in foreign exchange contracts. As of January 31, 1998, $61.5 million was available.

     On March 9, 1998, the Company amended its line of credit agreement with Bank of America NT & SA. The amended $100 million facility allows for up to $74 million in unsecured commercial letters of credit, $11 million in standby letters of credit and a revolving line of credit in the aggregate principal amount of $15 million (the "Advance Limit"). The Interest rate will be based on the Bank of America's Reference Rate minus 0.5%, or LIBOR (London Interbank Offered Rate) plus 0.5%. A fee is charged equal to 1/16% per annum of the Advance Limit, payable in arrears.

5.   ACCRUED LIABILITIES

Accrued liabilities consist of the following :

--------------------------------------------------------------------------------
                                                    January 31,      February 2,
(in thousand)                                             1998             1997
--------------------------------------------------------------------------------
Employee compensation                                  $ 6,293          $ 5,290
Sales taxes                                                881            1,582
Percentage rent                                          1,057              561
Store credits and gift certificates                      3,223            2,150
Deferred taxes                                           2,402
Store operating expenses and other                       1,925            2,242
                                                       -------          -------
Total                                                  $15,781          $11,825
--------------------------------------------------------------------------------

     Other accrued liabilities relate primarily to store operating expenses.

6.   INCOME TAXES

The provision for income taxes consists of the following:

--------------------------------------------------------------------------------
(in thousand)                             1997             1996             1995
--------------------------------------------------------------------------------
Current:
  Federal                              $14,996          $15,100          $13,406
  State                                  3,523            3,183            2,813
                                       -------          -------          -------
Total current                           18,519           18,283           16,219
                                       -------          -------          -------
Deferred:
  Federal                                1,796              960              438
  State                                    340              240              209
                                       -------          -------          -------
Total deferred                           2,136            1,200              647
                                       -------          -------          -------
Total provision                        $20,655          $19,483          $16,866
--------------------------------------------------------------------------------


     A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

--------------------------------------------------------------------------------
                                                1997         1996         1995
--------------------------------------------------------------------------------
Statutory federal rate                            35%          35%          35%
State income taxes, net of federal
  income tax benefit                               4            4            5
Tax exempt interest                               (1)          (1)          (1)
Other                                             (1)          --           --
                                                ----         ----         ----
Effective tax rate                                37%          38%          39%
--------------------------------------------------------------------------------

     Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

--------------------------------------------------------------------------------
                                                   January 31,       February 2,
(in thousand)                                            1998             1997
--------------------------------------------------------------------------------
Deferred tax assets:
   Uniform capitalization costs                       $ 1,399          $   735
   Accrued reserves                                       672              650
   State taxes                                            481              388
   Deferred rent                                        1,654            1,353
   Other                                                   58              210
                                                      -------          -------
                                                        4,264            3,336
                                                      -------          -------
Deferred tax liabilities:
   Prepaid expenses                                      (510)            (389)
   Fixed asset basis differences                       (5,717)          (2,774)
                                                      -------          -------
                                                       (6,227)          (3,163)
                                                      -------          -------
Net deferred tax assets (liabilities)                 $(1,963)         $   173
--------------------------------------------------------------------------------

7.   STOCK PLANS

STOCK OPTION PLANS

The Company's 1983 Incentive Stock Option Plan (the "1983 Plan") and 1993 Stock Option Plan (the "1993 Plan") provide for grants to team members of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for grants of non-statutory stock options and stock purchase rights to team members, consultants and non-employee directors of the Company. The Company has reserved a total of 3,600,000 shares of common stock for issuance under the 1983 Plan and 4,025,000 shares of common stock for issuance under the 1993 Plan. Options granted pursuant to the plans have been granted at exercise prices equal to the fair market value of the Company's common stock on the date of grant. The options have a term of either five or ten years and generally vest over a four year period. No further options may be granted under the 1983 Plan. There were 743,589 and 1,587,668 shares available for the grant of options under the 1993 Plan at January 31, 1998 and February 2, 1997, respectively.

THE GYMBOREE CORPORATION

     The following summarizes all stock option transactions for the three years ended January 31, 1998 (shares in thousands):

--------------------------------------------------------------------------------
                                                  Shares        Weighted Average
                                             Outstanding         Price Per Share
--------------------------------------------------------------------------------
Balance, January 29, 1995                          1,847                  $12.26
  Options granted                                    529                   24.87
  Options exercised                                 (382)                   5.28
  Options canceled                                  (226)                  17.44
--------------------------------------------------------                  ------
Balance, February 4, 1996                          1,768                   17.50
  Options granted                                    704                   24.37
  Options exercised                                 (294)                  14.48
  Options canceled                                  (252)                  23.92
--------------------------------------------------------                  ------
Balance, February 2, 1997                          1,926                   19.51
  Options granted                                  1,299                   24.55
  Options exercised                                 (577)                  13.67
  Options canceled                                  (323)                  24.42
--------------------------------------------------------                  ------
Balance, January 31, 1998                          2,325                  $22.11
--------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding at January 31, 1998 (shares in thousands):

--------------------------------------------------------------------------------------
                                                                    Options Outstanding
                Options Exercisable                                             (Vested)
--------------------------------------------------------------------------------------
                                Weighted
                                 Average       Weighted                       Weighted
Range of                       Remaining        Average           Number       Average
Exercisable          Number         Life       Exercise       of Options      Exercise
Prices           of Options    (in years)         Price       at 1/31/98         Price
--------------------------------------------------------------------------------------
$ 0.17 to 10.00         272          4.4         $ 5.53              252        $ 5.98
 14.94 to 20.81         267          6.6          19.62              202         19.92
 21.25 to 23.50         362          7.5          23.17              178         23.06
 23.85 to 26.50       1,116          9.2          24.64              156         24.37
 26.75 to 28.50         181          7.4          26.90              109         26.84
 28.63 to 36.63         127          7.6          30.76               67         30.74
                      -----                      ------              ---        ------
$ 0.17 to 36.63       2,325                      $22.11              964        $19.11
--------------------------------------------------------------------------------------

1993 EMPLOYEE STOCK PURCHASE PLAN

The Company has reserved a total of 600,000 shares of common stock for issuance under the 1993 Employee Stock Purchase Plan (the "Purchase Plan"). The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Unless terminated earlier, the Purchase Plan will terminate in 2013. There were 35,797 and 37,840 shares issued under the Purchase Plan in fiscal 1997 and 1996, respectively.

RESTRICTED STOCK

In 1994, the Company granted 100,000 shares of its common stock to its former President and Chief Executive Officer at an aggregate purchase price of $50.00. The aggregate fair market value of the shares, as measured by the stock price on the vesting commencement date was $1,937,500. The shares, which were issued pursuant to the 1993 Plan, are subject to a repurchase option that lapses over a period of 60 months. The difference between the purchase price and the aggregate fair market value of the shares will be amortized as compensation expense over the five year vesting period. Accordingly, the Company recognized compensation expense of $415,926 in 1997, $386,000 in 1996, and $394,000 in 1995.

ADDITIONAL STOCK PLAN INFORMATION

The Company applies APB Opinion No. 25 and related interpretations in accounting for its three stock-based compensation plans, described above. Accordingly, no compensation expense has been recognized for its stock option plans and its employee stock purchase plan. Compensation expense has been charged against income for its restricted stock plan. Had compensation expense for the Company's stock option plans and the Purchase Plan been determined based on the fair value at the grant dates for awards under these plans, consistent with the method of SFAS No.123, "Accounting for Stock-Based Compensation," the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

---------------------------------------------------------------------------------
                                                    Year Ended
                                     --------------------------------------------
                                     January 31,    February 2,       February 4,
(in thousands)                            1998            1997              1996
---------------------------------------------------------------------------------
Net income      As reported            $35,170         $31,788           $26,381
                  Pro forma             32,210          29,317            25,430
Basic income
     per share  As reported            $  1.45         $  1.27           $  1.06
                  Pro forma               1.33            1.17              1.02
Diluted income
     per share  As reported            $  1.41         $  1.24           $  1.04
                  Pro forma               1.29            1.14              1.00
---------------------------------------------------------------------------------

     The weighted average fair value of options granted during 1997, 1996 and 1995 were $10.29, $8.67 and $8.75, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

--------------------------------------------------------------------------------
                                                     Year Ended
                                     -------------------------------------------
                                     January 31,     February 2,     February 4,
                                           1998            1997            1996
--------------------------------------------------------------------------------
Expected Dividend Rate                      0.0%            0.0%            0.0%
Expected volatility                        54.4%           55.0%           55.0%
Risk-free interest rate                     6.0%            6.0%            6.0%
Expected lives (yrs.)                       3.0             3.0             2.9
--------------------------------------------------------------------------------

THE GYMBOREE CORPORATION

8.   401(K) PLAN

The Company maintains a voluntary defined contribution 401(k) profit sharing plan (the "Plan") covering all team members who have met certain service and eligibility requirements. Team members may elect to contribute up to 20% of their compensation to the Plan, not to exceed the dollar limit set by law. The Company matches $0.50 to the Plan for each $1.00 contributed by a team member, up to a maximum Company contribution of $500 per team member per year. The Company's matching contributions to the Plan were $176,000, $133,000, and $102,000 in 1997, 1996, and 1995, respectively.

9.   STOCKHOLDER RIGHTS PLAN

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

10.  STOCK REPURCHASE

During fiscal 1997, common stock repurchase programs were authorized by the Board of Directors whereby the Company could buy back up to $60 million of its common stock. As of January 31, 1998, 1,922,000 shares have been repurchased by the Company for an aggregate amount of $49,646,000.

11.  QUARTERLY FINANCIAL INFORMATION
     (UNAUDITED)

The quarterly financial information presented below reflects all adjustments which, in the opinion of the Company's management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

                                                   1997 Quarter Ended
                                     -----------------------------------------------
(In thousands, except per share         May 3,      Aug. 2,      Nov. 1,    Jan. 31,
amounts and store data)                  1997         1997         1997         1998
------------------------------------------------------------------------------------
Net sales                            $ 85,240     $ 71,684     $101,120     $115,396
Gross profit                           38,946       30,452       45,859       50,553
Operating income                       12,640        6,544       16,893       17,804
Net income                              8,599        4,578       10,865       11,128
Basic income per share               $   0.34     $   0.19     $   0.44     $   0.46
Diluted income per share             $   0.34     $   0.19     $   0.44     $   0.46
Stores at end of period                   380          401          427          435

                                                   1996 Quarter Ended
                                     -----------------------------------------------
                                        May 5,      Aug. 4,      Nov. 3,      Feb. 2,
                                         1996         1996         1996         1997
------------------------------------------------------------------------------------
Net sales                            $ 69,103     $ 57,898     $ 84,685     $ 91,425
Gross profit                           33,656       25,148       40,255       40,000
Operating income                       12,969        5,949       13,690       14,985
Net income                              8,593        4,285        8,995        9,915
Basic income per share               $   0.34     $   0.17     $   0.36     $   0.39
Diluted income per share             $   0.34     $   0.17     $   0.35     $   0.39
Stores at end of period                   305          326          348          354
------------------------------------------------------------------------------------

THE GYMBOREE CORPORATION

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
The Gymboree Corporation:

We have audited the accompanying consolidated balance sheets of The Gymboree Corporation and subsidiaries (the "Company") as of January 31, 1998 and February 2, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Gymboree Corporation and subsidiaries as of January 31, 1998 and February 2, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
-----------------------------

San Francisco, California
March 9, 1998