Form 10-K, Exhibit 13
period 1999-01-30
GYMBOREE CORP
filed 1999-04-26
CIK 786110

                            THE GYMBOREE CORPORATION


FINANCIAL HIGHLIGHTS


---------------------------------------------------------------------------------------------------------
Fiscal year                                                      1998             1997              1996
(In thousands, except stores and per share amounts)
---------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Net sales                                                      $457,219         $373,440         $303,111
Operating income                                                  9,454           53,884           47,593
Net income                                                        6,241           35,170           31,788
Net income as a percentage of sales                                 1.4%             9.4%            10.5%
Diluted income per share                                       $   0.26         $   1.41         $   1.24

BALANCE SHEET DATA:
Working capital                                                $ 76,314         $ 71,590         $105,190
Total assets                                                    256,705          229,200          216,909
Long term debt                                                   11,460                0                0
Total stockholders' equity                                     $168,372         $157,710         $161,933

---------------------------------------------------------------------------------------------------------
STORES OPEN AT YEAR END:                                            564              435              354
---------------------------------------------------------------------------------------------------------



TO OUR STOCKHOLDERS:

Looking back over 1998, despite disappointing results, I see several bright spots. Like a child who falls, we stumbled in 1998 and performed below expectations. However, as the child gets up and back in the game, all of us in management and throughout the organization have learned tough lessons and are up and running again.

        Our progress in 1998 positioned us well for 1999. Gymboree's net sales grew 22%, to $457.2 million in 1998 from $373.4 million in 1997. Our store count increased to 564 from 435, including 18 new stores in Europe and 4 in Canada. We opened our new distribution center in Dixon, California, enabling us to manage product flow efficiently for all our United States stores. Our balance sheet remained strong, and we plan to fund our growth with cash generated by our operations for the foreseeable future. We continued work on our Zutopia launch and our first 10 stores opened in March 1999. We hired or promoted strong managerial leadership. Our products continued to enjoy strong consumer acceptance during the year. Our play programs grew significantly, and we look forward to continued expansion of this core business.

INVENTORY CHALLENGES

The primary problem experienced during 1998 can be summed up in one word: inventory. Over-optimism and the desire to drive growth by higher inventory purchases proved incorrect. Furthermore, we found certain styles, particularly in boyswear, were not as popular as we had anticipated. These factors adversely affected results because we had to cut prices to

                            THE GYMBOREE CORPORATION



move merchandise out of the way of incoming products. The inevitable outcome was that profits were down, even as gross sales were up.

        Typically, we mark down prices when a line has become "broken," meaning only a few sizes of each item are still available. This was not the case during 1998. Instead, even when products were well received and selling at full price, we were forced to cut prices to clear shelves and racks. There is no worse feeling for a merchant than to hang sale tags on merchandise while it is selling through at full price, and we do not intend to see a repeat of this disheartening experience.

        The harsh lessons of 1998 led us to improve our inventory management capabilities. In fact, at the end of 1998, our dollar inventory on hand was almost exactly the same as it was at the end of 1997, despite having opened 30% more stores during 1998. Looking forward, we will continue to manage inventories to enable us to capture greater margins on our sales.

DISCIPLINED GROWTH

We added 129 new stores in 1998. We plan to open 40 to 50 new stores in 1999, including our new retail concept Zutopia, which is a reduction from our historic growth patterns. Our focus will be on turning new stores into solid contributors as quickly as possible. We will continue to grow our store count until we feel we have covered the areas where there is opportunity to operate profitably.

        The Gymboree Gift Center at www.gymboree.com is an obvious candidate to further expand our channels of distribution and serve electronic commerce customers efficiently and economically. We will also focus new business development resources on investigating the most efficient ways to expand internationally. We are confident that the Gymboree brand holds opportunities not yet tapped.

PLAY PROGRAMS A SOLID CONTRIBUTOR

The founding business of Gymboree was play programs for young children. During 1998, we enjoyed the fruits of efforts undertaken in 1997, resulting in strong income growth and expanded numbers of franchise and corporate-owned sites. Income from the play programs increased by 289% in 1998. We have expanded the curriculum and, in 1999, we plan to roll out a fully integrated music program.

CLOTHING FOR GENERATION Z

Responding to overwhelming input from parents whose children were outgrowing the Gymboree size range, we are launching our Zutopia line of clothing and accessories, which extends our expertise in design, quality and workmanship to serve the needs of children from six years old to pre-teen. A hip blend of designer, street and alternative

                            THE GYMBOREE CORPORATION



gear, Zutopia products are appropriately styled for these older children. We will include entertaining elements in our Zutopia store, including accessories and toys, decor products, even Internet kiosks to create an environment where youngsters want to spend time. We undertook extensive research with children in our target age range to learn exactly what they want in fashion merchandise. We will shape our merchandise selection and marketing campaigns around what we learned. We believe Zutopia will enable us to serve our loyal Gymboree customers as they grow into young adults.

LEADERSHIP TEAM

Leaders with significant industry experience and vision joined our team in critical areas of the company. At the beginning of 1999, our new President, Melanie Cox, assumed responsibility to steer crucial merchandising and product development efforts. At her side is Lisa Harper, an inspirational head designer who worked with us in the heyday of the early 1990s. We hired Larry Meyer, an experienced Chief Financial Officer in the retail industry. And to ensure the necessary processes are instituted in inventory ordering and allocation, we hired Ed Wong, who has significant experience in vertically integrated, specialty apparel organizations.

Gymboree's three senior team members are Stuart G. Moldaw, Chairman of the Board, Melanie Cox, President, and Gary White, Vice-Chair of the Board and Chief Executive Officer. Together, they have over 90 years experience in retailing to children.


LOOKING FORWARD

With a hard year behind us, we are all looking forward to brighter times ahead. We know our shareholders demand nothing less than success from us, and for this reason we have established four business principles which underlie our goals for 1999. They are "Product Innovation", exploring new ways to create and deliver the best products and services to our customers; "Cycle Time", increasing efficiency, improving customer service and reducing costs; "Regular Price Sell Through", minimizing markdowns by delivering products to our stores at the right time in the right amounts; and "Increased Market Share", accelerating customer traffic and the frequency and amount of purchase transactions.

        We will continue to use our team approach to set and achieve our goals. We grow by learning from one another and from experience. We look forward to renewed success and improved performance, and we have confidence that we will reward your faith in us in the years ahead.




/S/ GARY WHITE
-------------------------------
GARY WHITE
Vice-Chair of the Board and Chief Executive Officer
April 5, 1999

                                   [PICTURE]

                            THE GYMBOREE CORPORATION


LOOKING BACK, THINKING FORWARD

1998 was an important year for The Gymboree Corporation, a year during which we continued to expand and strengthen our company.

     Our goal has always been to be the premier children's clothing company. But in fact we are much more than just a clothing company. We are dedicated to children and to meeting their needs in our play programs and in our stores. We strive to provide them and their parents and caregivers with superior products and exceptional service each time they visit us.

     During 1998, we increased the number of products we offered, broadened our distribution channels, and evolved our play programs. Each initiative we undertook was guided by our company's founding values--the celebration of childhood, a commitment to teamwork, and a dedication to building stakeholder value.

BABY YOUR BABY
GYMBOREE EXPANDS THE LAYETTE LINE


From its introduction, the overwhelming success of our layette line has proven that tiny clothes have great potential. Parents and caregivers want to pamper their new arrivals with products offering the highest quality, ultimate comfort and latest styling. Our layette line fulfills all their desires and continues to be a growing contributor to our bottom line.

     To leverage the success of layette, we have expanded the line with special occasion clothing, baby lotions, soaps and shampoos, and exclusive accessories.

                            THE GYMBOREE CORPORATION



WWWONDERFUL!
GYMBOREE OPENS AN ONLINE STORE



Early in 1998, the Gymboree website became fully operational. One year later, www.gymboree.com is showing strong growth. In the first twelve months, nearly a half million shoppers visited the site and online sales continue to build.

     The first items available online were baby gift sets. During the year, we added the entire line of girls' apparel as well as gift certificates for Gymboree merchandise and classes. We also posted an online job listing to help us recruit new team members. This year, the complete layette line will be available online.

     Our goal for 1999 is to reach more customers through our website and better serve their needs. To achieve it, we will be expanding the site, increasing our presence on search engines and developing new strategic web partnerships.


SINGING A NEW TUNE:
GYMBOREE PLAY AND MUSIC

Program enhancements and a beefed up marketing plan helped Gymboree Play Programs grow by leaps and bounds. 1998 was this area's best financial year ever with enrollment and gross revenues both reaching all-time highs.

     This year we are adding a music program to the curriculum. In fact, we are changing the name from Gymboree Play Programs to Gymboree Play & Music.

     Seventeen different musical styles--from rock 'n roll to classical to reggae--will be explored throughout the year. Preview classes have received rave reviews from parents and children. By fall, both the new music program and traditional Gymboree classes will be offered at nearly all of our 400 worldwide locations.

                                   [PICTURE]

                                   [PICTURE]

                            THE GYMBOREE CORPORATION



ZUTOPIA
THE NEXT GENERATION

Gymboree has a cool new cousin--Zutopia. Designed to appeal to Generation Z (age six to pre-teen), preppy isn't part of this picture.

     Zutopia clothes, shoes and lifestyle accessories are edgy--an inspired blend of designer, street and alternative styling. Developed after in-depth research sessions and focus groups with boys, girls and parents, Zutopia respects kids' attitudes about who they are and who they want to be. It reflects their sense of style and their sense of self.

     The new, stand-alone Zutopia retail stores, where the line will be sold exclusively, are an inspired convergence of time, place, attitude. Kids are invited to hang out in the Zu lounge, surf the Internet and play Nintendo at in-store kiosks. To keep Zutopia's styling and strategic positioning fresh, sophisticated and distinctive, completely separate design and merchandising teams head up the brand.

     Introducing Zutopia means we will be able to continue our relationship with loyal customers long after they have outgrown Gymboree sizing--and styling. And according to what the kids have told us so far, it's working.

     In 1999, 15 to 20 Zutopia stores will open nationwide.


BEST FOOT FORWARD:
GYMBOREE'S SHOE BUSINESS

In 1998, we began selling shoes as a stand-alone item, not just accessories to our clothing lines. We also added more styles--from dress-up shoes to sneakers to beach sandals. The result? Shoe sales really stepped up.

     Today our footwear offers great design and top quality in a range of prices.

     Working with experts in children's footwear, we have created both basic and fun shoes that parents and children like. Even more importantly, they fit little feet comfortably.

     From a modest beginning, our shoe business has quickly grown into a significant opportunity. And we expect the strong growth to continue. In 1999, Gymboree customers will find more shoes, in more styles, at every Gymboree location.

                            THE GYMBOREE CORPORATION



TEAM GYMBOREE:

WORKING BETTER TOGETHER.



In the same way we look after the well-being and satisfaction of our customers, we take good care of our team. We built our company on a set of shared values: simplicity, creativity, innovation, stakeholder value, teamwork, talent, quality, learning, brand, customer and the celebration of childhood.

     All our business decisions are guided by these eleven values. Each year, the individuals or teams who best exemplify our values are presented with the coveted Gymbo Award.

                        [GYMBO AWARD RECIPIENT PICTURE]


BALANCING WORK AND LIFE

We provide team members who are new or expectant parents with reserved parking, private space, even pagers to help moms and dads keep in touch during the third trimester.

     We organize weekly snack breaks for our team members as well as a popular recess. We believe that celebrating the child in each of us helps keep us in touch with our consumers.

                   [RESERVED PARKING, GYM MOM-TO-BE PICTURE]

CAREER-LONG LEARNING

At Gymboree we value continuous learning. In 1998, we opened the doors of the Gymboree Learning Center.

     We currently offer workshops in everything from Time Management to Workplace Diversity, Computer Literacy to Team Leadership. Classes are open to any team member interested in developing new skills and enhancing professional growth and satisfaction.

                           [LEARNING CENTER PICTURE]

GYMCARES

     We believe in supporting our communities. Through our GymCares program, we sponsor a local elementary school, donate to child-oriented causes, participate in the U.S. Marine Corps Toys for Tots program and maintain a long-standing commitment to the March of Dimes.

                            [TOYS FOR TOTS PICTURE]


     For two years, Chief Executive Officer Gary White has been the chair of the San Francisco Bay Area March of Dimes "WalkAmerica" fund-raising event. Team members have gathered community support by participating in the walk. In 1998, Gymboree won the Jerry Rice Award after raising over $1 million for this vital organization.

     Every year, we seek ways to match our unique capabilities and the goodwill of our team members to benefit children in need.

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


-------------------------------------------------------------------------------------------------------------------------------
(In thousands, except operating data and
per share amounts)                                     1998             1997           1996            1995             1994
-------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:(1)

Net sales                                           $   457,219     $   373,440     $   303,111     $   259,381     $   188,424
Cost of goods sold, including
  buying and occupancy expenses                        (292,686)       (207,630)       (164,052)       (149,428)       (100,651)
                                                    -----------     -----------     -----------     -----------     -----------
    Gross profit                                        164,533         165,810         139,059         109,953          87,773
Selling, general and administrative expenses           (157,092)       (112,443)        (91,540)        (69,845)        (53,095)
Play programs income, net                                 2,013             517              74             316             554
                                                    -----------     -----------     -----------     -----------     -----------
    Operating income                                      9,454          53,884          47,593          40,424          35,232
Foreign exchange gains (losses)                             187            (837)              0               0               0
Net interest income                                         265           2,778           3,678           2,823           1,760
                                                    -----------     -----------     -----------     -----------     -----------
    Income before income taxes                            9,906          55,825          51,271          43,247          36,992
Income taxes                                             (3,665)        (20,655)        (19,483)        (16,866)        (14,797)
                                                    -----------     -----------     -----------     -----------     -----------
    Net income                                      $     6,241     $    35,170     $    31,788     $    26,381     $    22,195
                                                    ===========     ===========     ===========     ===========     ===========
Basic income per share                              $      0.26     $      1.45     $      1.27     $      1.06     $      0.91
                                                    ===========     ===========     ===========     ===========     ===========
Diluted income per share                            $      0.26     $      1.41     $      1.24     $      1.04     $      0.88
                                                    ===========     ===========     ===========     ===========     ===========
Basic weighted average shares outstanding                24,164          24,302          25,111          24,862          24,279
Diluted weighted average shares outstanding              24,227          25,000          25,670          25,357          25,265

OPERATING DATA:
Number of stores at end of period                           564             435             354             279             209
Net sales per average gross square foot             $       550     $       621     $       670     $       827     $       882
Net sales per average store                         $   915,000     $   947,000     $   948,000     $ 1,063,000     $ 1,050,000
Comparable store net sales increase (decrease)(2)             1%              2%             (6%)             3%             12%

BALANCE SHEET DATA:
Working capital                                     $    76,314     $    71,590     $   105,190     $    89,417     $    73,937
Total assets                                            256,705         229,200         216,909         160,009         126,083
Long term debt                                           11,460               0               0               0               0
Stockholders' equity                                    168,372         157,710         161,933         123,934          92,629
-------------------------------------------------------------------------------------------------------------------------------


(1)  1998, 1997, 1996, and 1994 included 52 weeks, while 1995 included 53 weeks.

(2) A store becomes comparable after it is opened for 14 full months. Comparable store net sales in fiscal years 1998 through 1994 were calculated on a 52 week basis.



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

                            THE GYMBOREE CORPORATION



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Gymboree Corporation was founded in 1976 as a provider of interactive parent-child play programs and began to franchise this business in 1979. In 1986, the Company opened its first retail store featuring children's apparel and accessories. In fiscal 1999, the Company will open a new retail concept, Zutopia, which targets children ages six to twelve. Through the end of fiscal 1998, the Company had grown to 564 stores, including 525 stores in 50 states in the United States, 15 stores in Canada and 24 stores in Europe.

     The Company's net sales for the 52 weeks ended January 30, 1999 increased to $457.2 million from $373.4 million in the 52 weeks ended January 31, 1998 and $303.1 million in the 52 weeks ended February 2, 1997. Net income decreased to $6.2 million in 1998 from $35.2 million in 1997 and $31.8 million in 1996. Comparable store net sales, all based on a 52 week period, increased 1% for 1998, increased 2% for 1997 and decreased 6% for 1996. The Company expects that future increases in net sales and net income will be dependent on the ability to generate sales increases within existing stores, the opening and profitability of new domestic and international stores, and the success of Zutopia.

     The Company's year-end is on the Saturday closest to January 31. Fiscal years 1998 and 1997, which both included 52 weeks, ended on January 30, 1999 and January 31, 1998, respectively. Prior to fiscal 1997, the Company's year ended on the Sunday closest to January 31 of each year. Fiscal 1996, which included 52 weeks, ended February 2, 1997. This change did not have a significant effect on the consolidated financial statements of the Company.

1998 COMPARED TO 1997

NET SALES

Net sales increased 22% to $457.2 million for 1998, compared to $373.4 million for 1997. Sales for the 129 stores opened in 1998 contributed $49.4 million of the increase in net sales. Stores opened or expanded prior to 1998 but not qualifying as comparable stores, including the 25 stores expanded in 1998, contributed $31.3 million of the increase in net sales. Increases in comparable store net sales for 1998 contributed $3.1 million of the increase in net sales. Comparable store net sales increased 1% over 1997. Comparable store sales were adversely affected by the poor consumer acceptance of boys' apparel and an overall decline in the average price per unit of merchandise sold.

GROSS PROFIT

Gross profit decreased 1% to $164.5 million in 1998 from $165.8 million in 1997. As a percentage of net sales, gross profit decreased to 36.0% in 1998 from 44.4% in 1997. The decrease in gross profit as a percentage of net sales was attributable to a decline in the average price per unit of merchandise sold. Such decline was primarily due to increased average markdowns per store taken to sell excess inventory.

    The Company is planning lower average per store inventory levels in fiscal 1999 as compared to fiscal 1998. While the decrease in average per store inventory levels is expected to have a favorable impact on gross profit, this may cause downward pressure on comparable store net sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("S,G&A"), which principally consist of non-occupancy store expenses, corporate overhead and distribution expenses, increased as a percentage of net sales to 34.3% in 1998 compared to 30.1% in 1997. The increase in S,G & A, as a percentage of net sales, was primarily attributable to the funding of the Company's international expansion in Europe and Canada, marketing expenses associated with direct mail and other promotional campaigns, start-up expenses for the development of the new retail concept Zutopia, and loss of leverage on store selling expenses caused by lower average store sales. Other increases in S, G&A included distribution costs due to the opening of a new distribution center in Dixon, California, closure of the existing facility located in Hayward, California, and Year 2000 related professional services.

PLAY PROGRAMS INCOME

Play Programs income increased 289% to $2.0 million in 1998, from $0.5 million in 1997, due primarily to new franchise sales, enrollment growth in both franchised and corporate owned centers and increased play product sales.

FOREIGN EXCHANGE GAINS (LOSSES)

Net foreign exchange gains totaled $187 thousand in 1998 as compared to a loss of $837 thousand in 1997. The Company entered into forward foreign exchange contracts involving inter-company transactions during fiscal 1998 that resulted in a minimal gain. In the prior year, the Company did not hedge these transactions.

NET INTEREST INCOME

Interest income decreased to $0.8 million in 1998, from $2.8 million in 1997, due to lower average cash and investment balances. In fiscal 1998 interest expense totaled $0.5 million, as a result of borrowings, while the prior year's interest expense was immaterial.

INCOME TAXES

The Company's effective tax rate for 1998 and 1997 was 37%. See Note 6 to Notes to Consolidated Financial Statements.

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

                            THE GYMBOREE CORPORATION



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

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("S,G&A"), which principally consist of non-occupancy store expenses, corporate overhead and distribution expenses, remained relatively flat as a percentage of net sales at 30.1% in 1997 compared to 30.2% in 1996. S,G & A, as a percentage of net sales remained flat during fiscal 1997 as compared to 1996 due primarily to increases in comparable store sales and the discontinuation of the Company's catalog business at the end of 1996 largely offset by S,G&A associated with its international store expansions.

PLAY PROGRAMS INCOME

Play Programs income increased 599% to $517 thousand in 1997, from $74 thousand in 1996, due primarily to new franchise sales, enrollment growth in both franchised and corporate owned centers and increased play product sales.

FOREIGN EXCHANGE LOSSES

Foreign exchange losses increased $837 thousand in 1997 as compared to 1996. Total losses from foreign exchange transactions during 1997 were 0.2% of sales. This increase was primarily attributed to losses incurred from currency fluctuations in inter-company transactions between the Company's U.S. operations and its foreign subsidiaries.

NET INTEREST INCOME

Interest income decreased to $2.8 million in 1997, from $3.7 million in 1996, due to lower average cash and investment balances resulting from two stock repurchases during 1997.

INCOME TAXES

The Company's effective tax rate for 1997 was 37% compared to 38% in 1996 due to implementation of tax planning strategies. See Note 6 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

During 1998 the Company satisfied its cash requirements through a combination of cash flow from operations and from permanent financing as compared to 1997 and 1996 when cash requirements were met exclusively from cash flow from operations and available cash balances. Primary uses of cash during 1998 have been to finance the construction of new domestic and international stores. Comparatively, in fiscal 1997 the Company used cash to purchase outstanding common stock and to increase the average store inventory levels. The Company also purchased land and constructed a 300,000 square foot distribution center in Dixon, California in 1997, which was refinanced with debt in 1998.

     The combined balances of cash, cash equivalents and investments were $27.8 million and $36.5 million at the end of 1998 and 1997, respectively. At January 30, 1999 the Company held no investments. At January 30, 1998, investments included short to medium-term investment grade securities.

     Working capital as of January 30, 1999 was $76.3 million compared to $71.6 million at January 31, 1998. The increase in working capital was primarily due to a decrease in liabilities. During 1998, the Company generated $27.5 million of cash from operations, $18.6 million from the sales of investments, $12.0 million of proceeds on borrowings, and $2.5 million from the exercise of stock options. Uses of cash consisted primarily of $50.7 million for capital expenditures, related largely to the opening of 129 new stores and the expansion of 25 existing stores. During 1997, the Company generated $37.8 million of cash from operations, $63.5 million from the sale of investments and $8.8 million from the exercise of stock options. Uses of cash consisted primarily of $49.7 million for the repurchase of the Company's common stock and $49.0 million for capital expenditures, related largely to the opening of 82 new stores, the new Dixon distribution center, the expansion of 16 existing stores and the roll-out of a new point-of-sale system.

     As of January 30, 1999, the Company had a bank line of credit that allowed up to $100 million in unsecured letters of credit, of which $11 million can be used for standby letters of credit. As of January 30, 1999, approximately $67.0 million was available pursuant to such lines. The facility also provided a line of up to $50 million for foreign exchange contracts. This facility is scheduled to expire May 31, 1999. The Company uses these lines primarily to support letters of credit which fund its foreign sourcing of merchandise inventories. As of January 31, 1998, the Company had a bank line of credit that allowed up to $100 million in unsecured letters of credit and up to $10 million in foreign exchange contracts, of which $61.5 million was available pursuant to such lines.

     On March 11, 1999, the Company and its current bank agreed to amend the unsecured credit facility to extend the expiration date to March 31, 2001. The revised terms provide for an overall credit line of $100 million that may be used for issuance of commercial letters of credit, cash advances up to $25 million and standby letters of credit up to $10 million. Included within these terms is a continuation of the foreign exchange facility. The interest rate will be based on the bank's Reference Rate or LIBOR (London Interbank Offered Rate) plus a pre-determined spread. The credit facility contains quarterly and annual financial covenants, which require the Company to maintain minimum tangible net worth and meet certain ratios. Additionally, the facility contains restrictions on capital expenditures.

     During fiscal 1998, the Company issued two promissory notes totaling $12 million both secured by the Company's

                            THE GYMBOREE CORPORATION



distribution center in Dixon, California. The first note of approximately $3.1 million bears interest at 7.7%. The second note of approximately $8.9 million bears interest at 7.9%.

     The Company estimates that capital expenditures during 1999 will be between $30.0 and $35.0 million, which will primarily be used to open approximately 40 to 50 new domestic and international stores and to expand approximately 25 to 30 existing stores.

     The Company anticipates that cash generated from operations, together with its existing cash resources and funds available from its current letters of credit and line of credit facilities, will be sufficient to satisfy its cash needs through at least fiscal 1999.

SEASONALITY AND QUARTERLY FLUCTUATIONS

The Company has historically experienced and expects to continue to experience seasonal fluctuations in its retail sales and net income. Historically, a disproportionate amount of the Company's retail sales and a significant portion of its net income have been realized during the months of November and December. In anticipation of increased sales activity during these months, the Company hires a significant number of temporary employees to bolster its store staff. In addition, the Company has experienced periods of increased sales activity in early spring and early fall. If, for any reason, the Company's sales were below seasonal norms during November and December, or during the early spring or early fall, the Company's annual operating results could be materially and adversely affected. Historically, retail sales and net income have been weakest during the second fiscal quarter, and the Company expects this trend to continue. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the costs and increased overhead associated with the opening and future operation of new stores. In addition, the sales contributed by new stores, advertising and marketing expenditures, merchandise mix and timing, and level of markdowns may contribute to fluctuations in operating performance.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

The Company enters into forward foreign exchange contracts to hedge certain inter-company loans denominated in foreign currencies (principally Irish punts, British pounds sterling, and Canadian dollars). The term of the forward exchange contracts is generally less than 90 days. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflow resulting from the repayment of certain inter-company loans from the Company's foreign subsidiaries will be adversely affected by changes in exchange rates.

     The table below summarizes by major currency the contractual amounts of the Company's forward foreign exchange contracts in U.S. dollars. Foreign currency amounts are translated at rates current at the reported date. The amounts represent the U.S. dollar equivalent to buy or sell foreign currencies.

--------------------------------------------------------------------------------
(In thousands)                                                     Jan. 30, 1999
--------------------------------------------------------------------------------
Canadian dollars                                                         $11,185
Irish punts                                                                6,308
British pounds sterling                                                   13,985
                                                                         -------
Total                                                                    $31,478
--------------------------------------------------------------------------------

FACTORS THAT MAY AFFECT FUTURE PERFORMANCE

The discussion in this annual report contains certain forward-looking statements, including statements regarding future net sales and net income, future inventory levels, future comparable store net sales, future S,G&A expenses, future interest income, planned capital expenditures, planned store expansions, international expansion and future cash needs. Such forward-looking statements, in particular, and the Company's business and operating results, in general, involve risks and uncertainties. Actual results may differ significantly from the results discussed in the forward-looking statements. Future operating results will depend upon many factors, including general economic conditions, levels of competition, growth in the children's apparel market, financing and working capital needs, the availability of suitable new store locations, the ability to develop new merchandise and the ability to hire and train qualified sales associates, and the ability to successfully identify and respond to emerging children's fashion trends and effectively monitor and control costs. There can be no assurance that the Company will be able to effectively realize its plans for future growth. While the Company also expects that its decreased inventory levels will have a favorable effect on gross profit, there can be no assurance that the Company will have an adequate supply of inventory or will experience increases in gross profit.

     The Company's sales and profitability depend upon the continued demand by its customers for its products and services. The Company believes that its future success will depend in large part upon its ability to anticipate, gauge and respond in a timely manner to changing consumer demands and fashion trends and upon the appeal of the Company's products. There can be no assurance that the demand for the Company's apparel or accessories will not decline or that the Company will be able to anticipate, gauge and respond to changes in fashion trends. If demand for the Company's apparel and accessories were to decline or if the Company were to misjudge fashion trends, the Company's business, financial condition and results of operations could be materially and adversely affected.

     The Company's future profitability is critically dependent on its ability to achieve and manage potential future growth effectively. There can be no assurance that the Company will be successful in increasing net sales or gross profit in the future or that the rate of period-to-period net sales or gross profit growth, if any, will not decline. If the Company's operations were to continue to grow, of which there can be no assurance, there

                            THE GYMBOREE CORPORATION



could be increasing strain on other resources, and the Company may experience serious operating difficulties, including difficulties in hiring, training, managing an increasing number of employees, difficulties in obtaining sufficient fabric and sourcing capacity to produce its products, problems in upgrading its management information systems and delays in product distribution shipments. There can be no assurance that the Company will be able to manage future growth effectively. Any failure to manage growth effectively could have a material adverse effect on the Company's results of operations and financial condition.

     During 1998, the Company expanded its operations in Europe and Canada. As a result, the Company's business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, foreign consumer preferences, currency fluctuations, political unrest, disruptions or delays in shipments and changes in economic conditions in countries in which the Company operates its stores. These factors, among others, could influence the Company's ability to sell its products in these international markets. If any such factors were to render the conduct of business in a particular country undesirable or impractical, there could be a material and adverse effect on the Company's results of operations and financial condition.

     The matters discussed in this report with respect to the opening of Zutopia, a separate retail concept, are also forward-looking statements that involve risk and uncertainties, including no prior operating history, no prior history of market acceptance, potentially higher expenses without corresponding revenue increases, impact to earnings, ability to obtain new store sites, ability to obtain adequate sources of merchandise, competition from other retailers and uncertainties generally associated with apparel retailing. In addition, the Company has recently hired a highly experienced team to support the production, merchandising and promotion of Zutopia. The Company's limited experience with marketing apparel to this demographic segment could materially and adversely affect its ability to introduce Zutopia successfully or to develop this concept's product line.

     The Company is developing a strategy to handle the planned conversion in 2002 of the Irish punt to the Euro.

YEAR 2000

Most companies could face a potentially serious information systems problem because many software applications and operational programs written in the past were designed to handle date formats with two-digit years and thus may not properly recognize calendar dates beginning in the Year 2000. This problem could result in computers either outputting incorrect data or shutting down altogether when attempting to process a date such as "01/01/00".

     The Company's Year 2000 initiative extends throughout the entire Company and includes all operating functions. Managing this effort on a regular basis is the Company's Year 2000 Project Office, which reports to a member of the Executive Committee. It is through this office that various roles and accountabilities regarding Year 2000 readiness have been established. Each of the Company's business units have been directed to work on Year 2000 projects and assemble teams to identify and implement plans to help mitigate potential problems.

STATE OF READINESS

All of the Company's mission critical information technology and non-information technology systems have been inventoried, ranked in terms of risk, and analyzed as to their Year 2000 readiness. The Company has completed an Enterprise Master Plan, Enterprise Test Plan, Configuration Management Plan, and Quality Assurance Plan. A Test Data Center has been constructed and is being used to remediate and test all mission critical systems. The Company's business processes are organized into eighteen groups of applications. The plans call for completing the remediation and testing phase for all groups by the end of the third quarter 1999. The Company currently expects material Year 2000 problems, if any, to be corrected prior to December 1999.

COSTS

Based on best estimates, the total cost of the Year 2000 readiness initiative, which covers fiscal years 1998 and 1999, is approximately $2.0 - $3.0 million of which $1.2 million has been expensed for fiscal year 1998. There can be no assurance that these estimates will not be exceeded. All costs will be paid from the Company's operating funds.

RISKS OF YEAR 2000 ISSUES

The area of greatest risk to the Company's business operations is ensuring the readiness of our critical trading partners. We have surveyed all of our critical trading partners to ascertain their Year 2000 readiness. To date, a majority of our trading partners have responded with a formal plan to be Year 2000 compliant. Failure of Year 2000 compliance by our trading partners could result in a delay in the receipt of inventory, potential lost sales, and an inability to operate stores. There can be no assurance that the Year 2000 problem will not have a material adverse effect on the Company's business, operating results or financial condition.

CONTINGENCY PLANS

Contingency plans have been developed for each mission critical application. The contingency plan for trading partners that are not Year 2000 compliant by January 1999 is to obtain alternate suppliers that are Year 2000 compliant. This plan was communicated to our trading partners during the surveying process. As of the beginning of fiscal 1999, the Company has begun implementation of its contingency plan for trading partners that are not Year 2000 compliant. However, there can be no assurance that such contingency plans will remediate all Year 2000 issues which the Company might ultimately encounter.

                            THE GYMBOREE CORPORATION



CONSOLIDATED BALANCE SHEETS
---------------------------


                                                                                     January 30,              January 31,
(In thousands, except share data)                                                       1999                      1998
=========================================================================================================================
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                           $  27,810                $  17,870
  Investments                                                                                 0                   18,642
  Accounts receivable                                                                     7,811                    5,184
  Merchandise inventories                                                                74,396                   75,293
  Prepaid expenses and other                                                              8,068                    4,467
                                                                                      ---------                ---------
    Total current assets                                                                118,085                  121,456
                                                                                      ---------                ---------
PROPERTY AND EQUIPMENT:
  Land                                                                                      995                      810
  Building                                                                                8,948                    8,948
  Leasehold improvements                                                                 79,832                   58,729
  Furniture, fixtures, and equipment                                                     91,551                   66,819
                                                                                      ---------                ---------
                                                                                        181,326                  135,306
  Less accumulated depreciation and amortization                                        (46,886)                 (30,934)
                                                                                      ---------                ---------
                                                                                        134,440                  104,372
LEASE RIGHTS AND OTHER ASSETS                                                             4,180                    3,372
                                                                                      ---------                ---------
    TOTAL ASSETS                                                                      $ 256,705                $ 229,200
                                                                                      =========                =========

=========================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:

  Current portion of long term debt                                                   $     540                $       0
  Accounts payable                                                                       21,842                   26,046
  Accrued liabilities                                                                    17,424                   15,781
  Income taxes payable                                                                    1,965                    8,039
                                                                                      ---------                ---------
    Total current liabilities                                                            41,771                   49,866
                                                                                      ---------                ---------
LONG TERM LIABILITIES:

  Long term debt, net of current portion                                                 11,460                        0
  Deferred rent and other liabilities                                                    35,102                   21,624
                                                                                      ---------                ---------
    TOTAL LIABILITIES                                                                    88,333                   71,490
                                                                                      ---------                ---------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

  Common stock, including excess paid-in capital ($.001 par value:
    100,000,000 shares authorized; 24,240,763 and 24,015,096 shares
    outstanding at January 30, 1999 and January 31, 1998, respectively)                  26,855                   23,109
  Restricted stock deferred compensation                                                      0                     (337)
  Retained earnings                                                                     141,517                  134,938
                                                                                      ---------                ---------
    Total stockholders' equity                                                          168,372                  157,710
                                                                                      ---------                ---------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $ 256,705                $ 229,200
                                                                                      =========                =========

See notes to consolidated financial statements
=========================================================================================================================

                                      THE GYMBOREE CORPORATION


CONSOLIDATED STATEMENTS OF INCOME


=================================================================================================================================

                                                                                                As a Percentage of Net Sales
                                                              Year Ended                           for the Year Ended
                                                ----------------------------------------    -------------------------------------
                                                January 30,   January 31,    February 2,    January 30,  January 31,  February 2,
(In thousands, except per share data)             1999           1998          1997           1999         1998         1997
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                       $ 457,219     $ 373,440     $ 303,111         100.0%       100.0%       100.0%
Cost of goods sold, including buying and
  occupancy expenses                             (292,686)     (207,630)     (164,052)        (64.0)       (55.6)       (54.1)
                                                ---------     ---------     ---------         -----        -----        -----
  Gross profit                                    164,533       165,810       139,059          36.0         44.4         45.9
Selling, general and administrative expenses     (157,092)     (112,443)      (91,540)        (34.3)       (30.1)       (30.2)
Play program income, net                            2,013           517            74           0.4          0.1          0.0
                                                ---------     ---------     ---------         -----        -----        -----
  Operating income                                  9,454        53,884        47,593           2.1         14.4         15.7
Foreign exchange gains (losses)                       187          (837)            0           0           (0.2)         0.0
Net interest income                                   265         2,778         3,678           0.1          0.7          1.2
                                                ---------     ---------     ---------         -----        -----        -----
  Income before income taxes                        9,906        55,825        51,271           2.2         14.9         16.9
Income taxes                                       (3,665)      (20,655)      (19,483)         (0.8)        (5.5)        (6.4)
                                                ---------     ---------     ---------         -----        -----        -----
  Net income                                    $   6,241     $  35,170     $  31,788           1.4%         9.4%        10.5%
                                                =========     =========     =========         =====        =====        =====

Income per share:
  Basic                                         $     0.26    $    1.45     $   1.27
  Diluted                                       $     0.26    $    1.41     $   1.24

Weighted average shares outstanding:
  Basic                                            24,164        24,302        25,111
  Diluted                                          24,227        25,000        25,670


See notes to consolidated financial statements
=================================================================================================================================

                            THE GYMBOREE CORPORATION



CONSOLIDATED STATEMENTS OF CASH FLOWS



=====================================================================================================================
                                                                                  Year Ended
                                                                -----------------------------------------------------
                                                                January 30,          January 31,          February 2,
(In thousands)                                                     1999                 1998                 1997
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                       $  6,241             $ 35,170             $ 31,788
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                                  18,776               13,549                8,899
    Non-cash compensation expenses                                      0                  416                  386
    Loss on disposal of property and equipment                      1,794                1,510                  980
    Provision for deferred income taxes                               214                2,136                1,200
    Tax benefit from exercise of stock options                      1,596                1,217                1,167
    Change in assets and liabilities:
      Accounts receivable                                          (2,627)                (848)              (1,468)
      Merchandise inventories                                       1,263              (26,346)             (11,327)
      Prepaid expenses and other assets                            (2,894)              (1,176)              (1,338)
      Accounts payable                                             (4,204)               4,097               12,292
      Accrued liabilities                                           2,936                1,554                1,089
      Income taxes payable                                         (6,074)               1,408                  387
      Other liabilities                                            10,456                5,067                5,085
                                                                 --------             --------             --------
Net cash provided by operating activities                          27,477               37,754               49,140
                                                                 --------             --------             --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                              (50,662)             (48,964)             (37,059)
Proceeds from sales of assets                                          24                  117                    0
Sales of investments                                               18,614               63,526              (17,649)
Acquisition of lease rights                                             0               (1,788)                   0
                                                                 --------             --------             --------
Net cash provided by (used in) investing activities               (32,024)              12,891              (54,708)
                                                                 --------             --------             --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of stock                                                   2,487                8,844                4,840
Repurchase of common stock                                              0              (49,646)                   0
Proceeds from borrowings                                           12,000                    0                    0
                                                                 --------             --------             --------
  Net cash provided by (used in) financing activities              14,487              (40,802)               4,840
                                                                 --------             --------             --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                9,940                9,843                 (728)

CASH AND CASH EQUIVALENTS:
Beginning of year                                                  17,870                8,027                8,755
                                                                 --------             --------             --------
End of year                                                      $ 27,810             $ 17,870             $  8,027
                                                                 ========             ========             ========

OTHER CASH FLOW INFORMATION:
Cash paid during the year for income taxes                       $  3,561             $ 16,298             $ 16,822
Cash paid during the year for interest                           $    537             $     19             $      9


See notes to consolidated financial statements

=====================================================================================================================

                            THE GYMBOREE CORPORATION


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




===================================================================================================================
                                             Common Stock and
                                         Excess Paid-in Capital        Restricted
                                      ---------------------------         Stock
                                                                         Deferred        Retained
(In thousands)                          Shares           Amount       Compensation        Earnings          Total
-------------------------------------------------------------------------------------------------------------------
BALANCE AT
FEBRUARY 4, 1996                      24,992,276      $    56,687      $    (1,139)     $    68,386     $   123,934

Issuance of common stock
  under stock option plans               331,784            4,840                                             4,840
Tax benefit from exercise
  of stock options                                          1,167                                             1,167
Amortization of restricted stock                                               386                              386
Net income                                                                                   31,788
Other comprehensive income                                                                     (182)
                                                                                        -----------
  Comprehensive income                                                                       31,606          31,606

BALANCE AT
FEBRUARY 2, 1997                      25,324,060           62,694             (753)          99,992         161,933
                                      ----------      -----------      -----------      -----------     -----------
Issuance of common stock
  under stock option plans               613,036            8,844                                             8,844
Stock repurchase                      (1,922,000)         (49,646)                                          (49,646)
Tax benefit from exercise
  of stock options                                          1,217                                             1,217
Amortization of restricted stock                                               416                              416
Net income                                                                                   35,170
Other comprehensive income                                                                     (224)
                                                                                        -----------
  Comprehensive income                                                                       34,946          34,946

BALANCE AT
JANUARY 31, 1998                      24,015,096           23,109             (337)         134,938         157,710
                                      ----------      -----------      -----------      -----------     -----------

Issuance of common stock
  under stock option plans               225,667            2,487                                             2,487
Tax benefit from exercise
  of stock options                                          1,596                                             1,596
Cancellation of restricted stock                             (337)             337                                0
Net income                                                                                    6,241
Other comprehensive income                                                                      338
                                                                                        -----------
  Comprehensive income                                                                        6,579           6,579

BALANCE AT
JANUARY 30,1999                       24,240,763      $    26,855      $         0      $   141,517     $   168,372
                                      ==========      ===========      ===========      ===========     ===========


See notes to consolidated financial statements

===================================================================================================================

                            THE GYMBOREE CORPORATION


NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include The Gymboree Corporation and its wholly owned subsidiaries (the "Company"). All significant inter-company balances and transactions have been eliminated.

NATURE OF THE BUSINESS

The Company is a leading provider of apparel, accessories, and play programs for children ages newborn to preteen. The Company operates as one reportable segment. As of January 30, 1999, January 31, 1998, and February 2, 1997, the Company had 564, 435 and 354 retail stores, respectively. The Company also offers directed parent-child developmental play programs at approximately 380 franchised locations and 18 Company-operated locations.

FISCAL YEAR

The Company's year-end is on the Saturday closest to January 31. Fiscal years 1998 and 1997, which both included 52 weeks, ended on January 30, 1999 and January 31, 1998, respectively. Prior to fiscal 1997, the Company's year ended on the Sunday closest to January 31 of each year. Fiscal 1996, which included 52 weeks, ended February 2, 1997. This change did not have a significant effect on the consolidated financial statements of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid investment instruments with a maturity of three months or less, at date of purchase.

INVESTMENTS

As of January 30, 1999, there were no investments. For the year ended January 31, 1998, the Company's investments, consisting primarily of municipal bonds, were classified as available-for-sale and were recorded at fair market value. Fair market value is based upon quoted market prices on the last day of the year. Unrealized gains and losses are included in other comprehensive income. As of January 31, 1998, the fair market value of investments of $18.6 million approximated the amortized cost.

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and debt approximates their estimated fair value.

MERCHANDISE INVENTORIES

Merchandise inventories are recorded under the retail method of accounting and are stated at the lower of cost or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from approximately 3 to 10 years. Leasehold improvements are amortized over the lesser of the lease term which range from 10 to 25 years, or the estimated useful lives of the improvements. Internally developed and purchased computer software is recorded at cost and is amortized using the straight-line method based on an estimated useful life of 5 years.

INCOME TAXES

The Company computes income taxes using the asset and liability method. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

LEASE RIGHTS

Lease rights are recorded at cost and are amortized over 10 years or the life of the lease.

DEFERRED RENT

Many of the Company's operating leases contain predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis and records the difference between the amount charged to expense and the rent paid as deferred rent.

CONSTRUCTION ALLOWANCE

As part of its lease agreements, the Company receives construction allowances from landlords. These allowances offset the capital expenditures associated with the expansion or construction of stores. The construction allowances have been deferred and are amortized on a straight-line basis over the life of the lease as a reduction of rent expense. Construction allowances of $10.5 million and $4.6 million were granted in fiscal years 1998 and 1997, respectively.

                            THE GYMBOREE CORPORATION



FOREIGN CURRENCIES

Assets and liabilities of foreign subsidiaries are translated to U.S. dollars at the exchange rates effective on the balance sheet date. Translation adjustments resulting from this process are recorded as other comprehensive income. Revenues, costs of sales, expenses and other income are translated at average rates of exchange prevailing during the year.

     In fiscal 1998 the Company entered into forward foreign exchange contracts to reduce exposure to foreign currency exchange risk related to its inter-company loans, which are denominated in foreign currencies. The net gains and losses between the forward foreign exchange contracts and inter-company loans are included in net income.

     As of January 30, 1999, the Company had forward foreign contracts of $11.2 million, $6.3 million and $14.0 million to hedge Canadian dollars, Irish punts and British pound sterling, respectively. The amounts represent the U.S. dollar equivalent to buy or sell foreign currencies.

STORE PRE-OPENING COSTS

Store pre-opening costs are expensed as incurred.

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

STOCK-BASED COMPENSATION

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

RECLASSIFICATIONS

Certain amounts for prior years have been reclassified to conform to the 1998 presentation.

INCOME PER SHARE

Basic income per share is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur from common shares issuable through stock options and restricted stock and is computed by dividing net income by the weighted average number of common shares out-standing for the period plus the dilutive effect of outstanding stock options and restricted stock.

NEW ACCOUNTING STANDARDS

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," during fiscal 1998. SFAS No. 130 requires the presentation, by major components and as a single total, the change in the Company's net assets during a period from non-owner sources. As other comprehensive income is immaterial for all periods, such amount is included in retained earnings. Additionally, the Company is required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity," during fiscal 1999. The adoption of this statement will not have a significant effect on the consolidated financial statements of the Company.

2 LEASES

The Company leases its store locations, corporate headquarters, foreign distribution centers and certain fixtures and equipment under operating leases. The leases expire at various dates through the year 2023. Store leases typically provide for payment by the Company of operating expenses, real estate taxes and additional rent based on a percentage of sales if a specified sales target is exceeded. Furthermore, a majority of the leases allow the Company to vacate after a stipulated period.

     Future minimum lease payments under operating leases at January 30, 1999 are as follows:

===================================================================
(In thousands)
Year:
    1999                                                   $ 35,612
    2000                                                     35,292
    2001                                                     35,127
    2002                                                     34,479
    2003                                                     33,728
Later years                                                 142,139
                                                           --------
Total minimum lease commitments                            $316,377

===================================================================

    Rent expense for all operating leases was $46.7 million, $36.9 million and $29.1 million, in 1998, 1997 and 1996 respectively, which includes percentage rent expense and other lease required expenses of $15.4 million, $12.7 million and $10.9 million for 1998, 1997 and 1996, respectively.

                            THE GYMBOREE CORPORATION



3 LINES OF CREDIT

As of January 30, 1999, the Company had a bank line of credit that allowed up to $100 million in unsecured letters of credit, of which $11 million can be used for standby letters of credit. As of January 30, 1999, approximately $67.0 million was available pursuant to such lines. The facility also provided a line of up to $50 million for foreign exchange contracts. The facility is scheduled to expire May 31, 1999. The Company uses these lines primarily to support letters of credit which fund its foreign sourcing of merchandise inventories. As of January 31, 1998, the Company had a bank line of credit that allowed up to $100 million in unsecured letters of credit and up to $10 million in foreign exchange contracts, of which $61.5 million was available pursuant to such lines.

     On March 11, 1999, the Company and its current bank agreed to amend the unsecured credit facility to extend the expiration date to March 31, 2001. The revised terms provide for an overall credit line of $100 million that may be used for issuance of commercial letters of credit, cash advances up to $25 million and standby letters of credit up to $10 million. Included within these terms is a continuation of the foreign exchange facility. The interest rate will be based on the bank's Reference Rate or LIBOR (London Interbank Offered Rate) plus a pre-determined spread.

     The credit facility contains quarterly and annual financial covenants, which require the Company to maintain minimum tangible net worth and meet certain ratios. Additionally, the facility contains restrictions on capital expenditures.

4 ACCRUED LIABILITIES

     Accrued liabilities consist of the following:


=========================================================================
                                               Jan. 30,          Jan. 31,
(In thousands)                                   1999              1998
-------------------------------------------------------------------------
Employee compensation                          $ 5,623            $ 6,293
Store operating expenses and other               4,538              1,925
Store credits and gift certificates              3,103              3,223
Sales taxes                                      1,838                881
Percentage rent                                  1,211              1,057
Deferred taxes                                   1,111              2,402
                                               -------            -------
Total                                          $17,424            $15,781

=========================================================================


5 LONG TERM DEBT

During fiscal 1998, the Company issued two promissory notes totaling $12 million both secured by the Company's distribution center in Dixon, California. The first note of approximately $3.1 million bears interest at 7.7%. The second note of approximately $8.9 million bears interest at 7.9%.

     Aggregate principal payments required under the two notes are as follows:


================================================================================
(In thousands)
--------------------------------------------------------------------------------
Year:
    1999                                                                 $   540
    2000                                                                     583
    2001                                                                     630
    2002                                                                     681
    2003                                                                     733
Later years                                                                8,833
                                                                         -------
Total                                                                    $12,000

================================================================================


6 INCOME TAXES

     The provision for income taxes consists of the following:


================================================================================
(In thousands)                            1998            1997            1996
--------------------------------------------------------------------------------
Current:
    Federal                              $ 3,073         $14,996         $15,100
    State taxes                              148           3,523           3,183
    Foreign                                  230               0               0
                                         -------         -------         -------
    Total current                          3,451          18,519          18,283
                                         -------         -------         -------
Deferred:
    Federal                                   62           1,796             960
    State                                    152             340             240
                                         -------         -------         -------
    Total deferred                           214           2,136           1,200
                                         -------         -------         -------
Total provision                          $ 3,665         $20,655         $19,483

================================================================================

                            THE GYMBOREE CORPORATION

     A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:


===============================================================================
                                                 1998         1997         1996
-------------------------------------------------------------------------------
Statutory federal rate                            35%          35%          35%
State income taxes, net of
    income tax benefit                             4            4            4
Tax exempt interest                                0           (1)          (1)
Other                                             (2)          (1)           0
                                                  ---          ---          ---
Effective tax rate                                37%          37%          38%

===============================================================================

     Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carry-forwards, which give rise to deferred tax assets and liabilities, are as follows:


================================================================================
                                                      Jan. 30,         Jan. 31,
(In thousands)                                          1999             1998
--------------------------------------------------------------------------------
Deferred tax assets:
    Uniform capitalization costs                      $  1,292         $  1,399
    Accrued reserves                                     1,267              672
    State taxes                                            187              481
    Deferred foreign assets                                 31                0
    Deferred rent                                        3,132            1,654
    Other                                                3,095               58
                                                      --------         --------
                                                         9,004            4,264
                                                      --------         --------
Deferred tax liability:
    Deferred foreign liability                              (5)               0
    Prepaid expenses                                    (1,109)            (510)
    Fixed asset basis differences                      (10,067)          (5,717)
                                                      --------         --------
                                                       (11,181)          (6,227)
                                                      --------         --------
Net deferred tax liabilities                          $ (2,177)        $ (1,963)

================================================================================


7 STOCK PLANS

STOCK OPTION PLANS

The Company's 1983 Incentive Stock Option Plan (the "1983 Plan") and 1993 Stock Option Plan (the "1993 Plan") provide for grants to team members of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for grants of non-statutory stock options and stock purchase rights to team members, consultants and non-employee directors of the Company. The Company has reserved a total of 3,600,000 shares of common stock for issuance under the 1983 Plan and 6,025,000 shares of common stock for issuance under the 1993 Plan, taking into consideration the additional 2,000,000 shares approved subsequent to year-end. Options granted pursuant to the plans have been granted at exercise prices equal to the fair market value of the Company's common stock on the date of grant. The options have a term of either five or ten years and generally vest over a four year period. No further options may be granted under the 1983 Plan. There were 70,095 and 743,589 shares available for the grant of options under the 1993 Plan at January 30, 1999 and January 31, 1998, respectively.

     At a special meeting of shareholders on February 8, 1999, the Company's 1993 Stock Option Plan as Amended and Restated was approved. The changes to the plan include:

     (a) increased the aggregate number of shares of common stock authorized for issuance under the Plan by 2,000,000 shares raising the number of shares reserved under the plan since its inception to 6,025,000;

     (b) imposed annual limits on the number of shares subject to stock option grants, so as to qualify the compensation associated with such grants as "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code;

     (c) imposed an annual maximum limit of 200,000 shares that may be issued pursuant to Stock Purchase Rights;

     (d)  imposed a minimum 3 year vesting schedule for all Stock Purchase
          Rights;

     (e) removed language from the 1993 Plan that contemplated option re-pricings and exchanges.

                            THE GYMBOREE CORPORATION


     The following summarizes all stock option transactions for the three years ended January 30, 1999:


======================================================================================
                                                        Shares        Weighted Average
(Shares in thousands)                                Outstanding      Price Per Share
--------------------------------------------------------------------------------------
Balance, February 4, 1996                                1,768            $   17.50
  Options granted                                          704                24.37
  Options exercised                                       (294)               14.48
  Options canceled                                        (252)               23.92
--------------------------------------------------------------------------------------
Balance, February 2, 1997                                1,926                19.51
  Options granted                                        1,299                24.55
  Options exercised                                       (577)               13.67
  Options canceled                                        (323)               24.42
--------------------------------------------------------------------------------------
Balance, January 31,1998                                 2,325                22.11
  Options granted                                        1,610                17.52
  Options exercised                                       (131)               13.25
  Options canceled                                        (938)               21.60
--------------------------------------------------------------------------------------
Balance, January 30, 1999                                2,866            $   20.16
======================================================================================


    The following table summarizes information about stock options outstanding at January 30, 1999 (shares in thousands):

========================================================================================================
                                                                             Options Exercisable
                       Options Outstanding                                         (Vested)
-----------------------------------------------------------------        -------------------------------
                                       Weighted
                                        Average          Weighted                               Weighted
Range of                               Remaining          Average          Number                Average
Exercisable               Number         Life            Exercise        Exercisable            Exercise
Prices                  of Shares     (in years)          Price          at 1/30/99               Price
-----------------------------------------------------------------        -------------------------------
$0.17 to $  8.25           571            9.7           $    7.03             28                $    3.51

 8.38 to   20.81           521            7.6               16.03            240                    19.59

21.25 to   24.00           537            7.5               23.62            312                    23.48

24.13 to   25.38           493            8.6               25.20            160                    25.11

25.44 to   27.06           638            8.6               26.90            201                    26.81

27.13 to   36.63           106            7.2               29.74             63                    30.26
                         -----                            -------          -----                ---------
$0.17 to $ 36.63         2,866                            $ 20.16          1,004                $   23.36

=========================================================================================================


1993 EMPLOYEE STOCK PURCHASE PLAN

The Company has reserved a total of 600,000 shares of common stock for issuance under the 1993 Employee Stock Purchase Plan (the "Purchase Plan"). The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Unless terminated earlier, the Purchase Plan will terminate in 2013. There were 94,232 and 35,797 shares issued under the Purchase Plan in fiscal 1998 and 1997, respectively.

RESTRICTED STOCK

In 1994, the Company granted 100,000 shares of its common stock to its former President and Chief Executive Officer at an aggregate purchase price of $50.00. The aggregate fair market value of the shares, as measured by the stock price on the vesting commencement date, totaled $1,937,500. The shares, which were issued pursuant to the 1993 Plan, were subject to a repurchase option that originally lapsed over a period of 60 months. The difference between the purchase price and the aggregate fair market value was being amortized over this 60-month period and was recognized as compensation expense totaling $416,000 in 1997 and $386,000 in 1996. Upon the resignation of this individual in fiscal 1997, the purchase option was cancelled and no compensation expense was recognized in fiscal 1998.

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

                            THE GYMBOREE CORPORATION



===============================================================================================

                                                                 Year Ended
                                               ------------------------------------------------

                                               January 30,       January 31,        February 2,
(In thousands, except per share data)             1999              1998               1997
-----------------------------------------------------------------------------------------------
Net income       As reported                     $6,241            $35,170           $31,788

                 Pro forma                        1,805             32,210            29,317

Basic income

    per share    As reported                    $  0.26            $  1.45           $  1.27

                 Pro forma                         0.07               1.33              1.17

Diluted income

    per share    As reported                    $  0.26            $  1.41           $  1.24

                   Pro forma                       0.07               1.29              1.14

===============================================================================================


     The weighted average fair value of options granted during 1998, 1997 and 1996 were $8.53, $10.29, and $8.67, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:



=====================================================================================
                                                       Year Ended
                                        ---------------------------------------------
                                        January 30,      January 31,      February 2,
                                           1999             1998             1997
-------------------------------------------------------------------------------------
Expected dividend rate                      0.0%             0.0%             0.0%
Expected volatility                        70.9%            54.4%            55.0%
Risk-free interest rate                     5.1%             6.0%             6.0%
Expected lives (yrs.)                       3.0              3.0              3.0

=====================================================================================

8 401(K) PLAN

     The Company maintains a voluntary defined contribution 401(k) profit sharing plan (the "Plan") covering all team members who have met certain service and eligibility requirements. Employees may elect to contribute up to 20% of their compensation to the Plan, not to exceed the dollar limit set by law. The Company matches $0.50 to the Plan for each $1.00 contributed by a team member, up to a maximum Company contribution of $500 per team member per year. The Company's matching contributions to the Plan were $170,000, $176,000, and $133,000 in 1998, 1997, and 1996, respectively.

9 STOCKHOLDER RIGHTS PLAN

     In March 1997, the Company adopted a Stockholder Rights Plan (the "Plan"). The Plan entails a dividend of one right for each outstanding share of the Company's common stock. The rights are represented by and traded with the Company's common stock. There are no separate certificates or markets for the rights.

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

                            THE GYMBOREE CORPORATION

10 STOCK REPURCHASE

In fiscal 1997, common stock repurchase programs were authorized by the Board of Directors whereby the Company could buy back up to $60 million of its common stock. During fiscal 1997, 1,922,000 shares were repurchased by the Company for an aggregate amount of $49,646,000. During fiscal 1998, there were no shares repurchased by the Company.

11 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The quarterly financial information presented below reflects all adjustments which, in the opinion of the Company's management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

=====================================================================================================
                                                              1998 Quarter Ended
                                          -----------------------------------------------------------
(In thousands, except per share             May 2,         Aug. 1,          Oct. 31,         Jan. 30,
amounts and store data)                     1998            1998              1998             1999
                                          ---------       ---------        ---------        ---------
Net sales                                 $ 103,106       $  99,789        $ 113,991        $ 140,333
Gross profit                                 41,479          33,334           41,094           48,626
Operating income                              6,084          (1,345)            (430)           5,145
  Net income                                  4,148            (831)            (273)           3,197
Basic income per share                    $    0.17       $   (0.03)       $   (0.01)       $    0.13
Diluted income per share                  $    0.17       $   (0.03)       $   (0.01)       $    0.13
Stores at end of period                         464             495              548              564



                                                             1997 Quarter Ended
                                          -----------------------------------------------------------
                                            May 3,         Aug. 2,          Nov. 1,         Jan. 31,
                                            1997            1997             1997             1998
                                          ---------       ---------        ---------        ---------
Net sales                                 $  85,240       $  71,684        $ 101,120        $ 115,396
Gross profit                                 38,946          30,452           45,859           50,553
Operating income                             12,640           6,544           16,893           17,807
   Net income                                 8,599           4,578           10,865           11,128
Basic income per share                    $    0.34       $    0.19        $    0.44        $    0.46
Diluted income per share                  $    0.34       $    0.19        $    0.44        $    0.46
Stores at end of period                         380             401              427              435
=====================================================================================================

                            THE GYMBOREE CORPORATION



INDEPENDENT AUDITORS' REPORT
The Board of Directors and Stockholders of
The Gymboree Corporation:

We have audited the accompanying consolidated balance sheets of The Gymboree Corporation and subsidiaries (the "Company") as of January 30, 1999 and January 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Gymboree Corporation and subsidiaries as of January 30, 1999 and January 31, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 1999 in conformity with generally accepted accounting principles.


/s/   Deloitte & Touche LLP
----------------------------------------
San Francisco, California
February 24 , 1999
(March 11, 1999 as to the second paragraph of Note 3)

                            THE GYMBOREE CORPORATION



BOARD OF DIRECTORS

Walter F. Loeb
Director

Stuart G. Moldaw
Chairman of the Board

Barbara L. Rambo
Director

Deborah A. Sorondo
Director

William U. Westerfield
Director

Carole J. Whitacre
Director

Gary White
Vice-Chair and
Chief Executive Officer


OFFICERS

Melanie B. Cox
President

Edward A. Loseman
Senior Vice President,
Sourcing and Logistics

Lawrence H. Meyer
Senior Vice President and
Chief Financial Officer

Kenneth F. Meyers
Senior Vice President,
Human Resources

Stuart G. Moldaw
Chairman of the Board

Gary White
Vice-Chair and
Chief Executive Officer


SECRETARY

Jeffrey D. Saper
Wilson, Sonsini,
Goodrich & Rosati


VICE PRESIDENTS

Theresa R. Backes
Vice President,
Store Operations

Della G. Berger
Vice President,
Compensation & Benefits

Robert B. Campbell
President,
Play Programs

JoAnn H. Davis
Vice President,
Real Estate, Construction
and Store Planning

John F. Estill
Vice President &
Managing Director
UK/Ireland Stores

Lisa A. Fitzgerald
Vice President and
Divisional Merchandise
Manager-Girls and Layette

Keith L. Harband
Vice President, Marketing

Lisa G. Harper
Vice President, Design

Carver L. Johnson
Vice President and
Chief Information Officer

Maura B. Kabureck
Vice President,
North American Stores

Patricia F. Kampmann
Vice President and
Divisional Merchandise
Manager-Boys, Accessories
and Play Products

Susan G. Neal
Vice President,
Business Development

F. Mario Petrocco
Vice President & Treasurer

Rick A. Planos
Vice President, Stores-Zutopia

George A. Rodriguez
Vice President, Production

Sheree A. Waterson
Vice President,
Merchandising-Zutopia


Laura A. Wilkin
Vice President, Logistics

Edward Wong
Vice President, Planning & Allocation


CORPORATE INFORMATION

HEADQUARTERS

The Gymboree Corporation
700 Airport Boulevard
Burlingame, CA 94010
Telephone: 650.579.0600
Facsimile: 650.579.1733


EUROPEAN OFFICE

Gymboree
First Floor Office Suite
Stonecroft House
Ervington Court
Meridian Business Park
Leicester LE3 2Wl England
Telephone: 44.116.282.7400


NORTH AMERICAN STORES

1.800.558.9885


PLAY PROGRAMS

1.800.520.PLAY


WEBSITE

www.gymboree.com


STOCKHOLDERS INFORMATION

ANNUAL MEETING

Stockholders are invited to attend our annual meeting at 9 a.m. on Wednesday, May 26, 1999 at the
San Francisco Airport Marriott Hotel,
1800 Old Bayshore Highway,
Burlingame, California.


COMMON STOCK TRADING

Common stock for The Gymboree Corporation is traded under the symbol GYMB on the Nasdaq National Market System.


                                        FISCAL 1998
                                  HIGH              LOW
1st Qtr                          27.375           18.250
2nd Qtr                          19.031           12.000
3rd Qtr                          10.500            4.063
4th Qtr                           8.500            4.875


As of April 5, 1999, there were approximately 764 stockholders of record, excluding stockholders whose stock is held in the nominee or street name by brokers.


INDEPENDENT AUDITORS

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105
Telephone: 415.247.4000


GENERAL COUNSEL

Wilson, Sonsini,
Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
Telephone: 650.493.9300


REGISTRAR AND TRANSFER AGENT

Inquiries from our stockholders regarding address changes and lost certificates should be directed to:
Bank Boston, NP
c/o Equiserve
P.O. Box 8040
Boston, MA 02266
Telephone: 1.800.733.5001


INVESTOR RELATIONS

Copies of The Gymboree Corporation's 1998 Annual Report, Form 10-K and Form 10-Q are available by writing to:
The Gymboree Corporation
Investor Relations
700 Airport Boulevard
Burlingame, CA 94010
Fax Requests: 650.696.7502

Printed in U. S. A.
(C) 1999 The Gymboree Corp.







                                       28