Form 10-K, Exhibit 13
period 2000-01-29
GYMBOREE CORP
filed 2000-04-27
CIK 786110

                                                                    EXHIBIT 13.1


To our Stockholders,

1999 was a difficult year for Gymboree. We look forward in the coming year to correcting the false starts of the past year, and re-establishing our core customer base and rebuilding our profitability. We feel confident that our current strategies are correct and the improved results will be seen in the third and fourth quarters of 2000.

I'd like to review the developments of the past year, and outline for you our strategy going forward.

Our historic model is familiar to many of you. We created lines of coordinated items for each age range and gender, delivered these lines on a regular basis to create "events" in store, displayed the items together, marked them down on a timed basis, and repeated the process through the years.

During 1999, we altered our historic model, and we made some mis-steps, in particular reducing merchandise inventories well below historic levels. By doing so, we lost the benefit of profitable markdown sales. While we believe our experiences in 1999 taught us more about our customers' taste for fashion, we were not satisfied with our sales volume.

We are in the process of reinstating the majority of our old merchandising practices. We put in place a new General Merchandise Manager, Lisa Harper, a Gymboree veteran who understands our customer very intimately, who understands that our customers want coordinated outfits, want unique Gymboree details and colors, and have a keen sense of value. We plan to return to the historic delivery model, to create excitement among customers, and give us a predictable "lift" in sales volume. Importantly, the all-at-once first markdown of a line will give us another event in store, and another predictable lift in profitable sales volume.

Although our retail operations stumbled in 1999, our Play & Music business expanded into new territories when we sold master franchise agreements in the United Kingdom, Ireland, and Puerto Rico. Further, we expanded our curriculum by adding music classes, designed to interest and challenge children to appreciate different styles of music and to enhance their mental and physical development. We enjoyed profits from the Play & Music business in excess of $2.3 million, our best year yet.

I feel a great sense of responsibility for our stockholders, our customers and our team members. As many of you know, I am one of the founders of Gymboree and an early investor. I watched proudly as the chain expanded from a few stores in California to a national and now international presence. When I looked at the state of the business at the end of 1999, I felt I had to take a more active role charting the right course. I took on responsibility as the Chief Executive Officer determined that our people and our processes will be successful.

We have a strong brand that historically delivered unique merchandise, quality and fun for our customers, profits for our shareholders, and a great environment for our team members. As we re-institute our profitable merchandise strategies in our 605 stores, we believe we will see a return of sales increases and profits during the second half of the current year.

We believe that with your support we will once again be the market leader in quality, innovative children's apparel. We are looking forward to reclaiming our place in the lives of the young families we serve, and rebuilding the stockholder value inherent in Gymboree.


Stuart G. Moldaw
Chairman and Chief Executive Officer

Corporate Profile

The Gymboree Corporation is a leading specialty retailer of high quality apparel and accessories for children. As of January 29, 2000, Gymboree operated 605 stores, including 555 stores in the United States, 19 stores in Canada and 31 in Europe, as well as an online store at www.gymboree.com. Our apparel is characterized by child-appropriate, fashionable colors and prints, complex embellishment, comfort, functionality and durability. Gymboree also offers directed parent-child developmental play programs for children ages newborn to 4 years old at more than 420 franchised and Gymboree-operated locations.


GYMBOREE [LOGO]


FINANCIAL HIGHLIGHTS

(In thousands, except stores and
per share amounts)

                                                                          Fiscal Year
                                                 -------------------------------------------------------------
                                                   1999                      1998                       1997
                                                 ---------                 ---------                 ---------
OPERATING RESULTS:
Net sales                                        $ 437,076                 $ 457,219                 $ 373,440
Operating income (loss)                            (18,057)                    9,454                    53,884
Net income (loss)                                  (10,600)                    6,241                    35,170
Net income (loss) as a % of sales                     -2.4%                      1.4%                      9.4%
Diluted income (loss) per share                  $   (0.44)                $    0.26                 $    1.41

BALANCE SHEET DATA:
Working capital                                  $  57,225                 $  76,314                 $  71,590
Total assets                                       240,918                   255,594                   229,200
Long term debt                                      10,877                    11,460                        --
Total stockholders' equity                       $ 158,462                 $ 168,372                 $ 157,710

STORES OPEN AT YEAR END:                               605                       564                       435

CORPORATE  INFORMATION

HEADQUARTERS
The Gymboree Corporation
700 Airport Boulevard
Burlingame, CA 94010-1912
Telephone: 650-579-0600

EUROPEAN OFFICE
Gymboree
First Floor Office Suite
Stonecroft House,
Ervington Court.
Meridian Business Park
Leicester LE3 2Wl England
Telephone: 44-116-282-7400

WEBSITE
www.gymboree.com

NORTH AMERICAN GYMBOREE STORES
1-800-558-9885

ZUTOPIA STORES
1-877-DO-YOU-ZU

GYMBOREE PLAY & MUSIC
1-800-520-PLAY

BOARD OF DIRECTORS

Walter Loeb
Director

Stuart G. Moldaw
Chairman of the Board and Chief Executive Officer

Barbara Rambo
Director

Alan R. Schlesinger
Director

Deborah A. Sorondo
Director

William U. Westerfield
Director

OFFICERS

Stuart G. Moldaw
Chairman of the Board and Chief Executive Officer

Lisa Harper
Senior Vice President, General Merchandise Manager

Lawrence H. Meyer
Senior Vice President, Chief Financial Officer and Corporate Secretary

Kenneth F. Meyers
Senior Vice President, Store Operations and Human Resources

Edward Wong
Senior Vice President, Supply Chain and Technology


STOCKHOLDERS INFORMATION

ANNUAL MEETING
Stockholders are invited to attend our annual meeting at 8:30 a.m. on Friday, June 2, 2000 at our corporate offices, 700 Airport Boulevard, Burlingame, California, in the 4th floor conference room.

COMMON STOCK TRADING
Common stock of The Gymboree Corporation is traded on the NASDAQ National Market System under the symbol GYMB.



FISCAL 1999                 HIGH                  LOW
                           -----                 ----
1st Quarter                12.19                 6.50
2nd Quarter                13.88                 4.88
3rd Quarter                 7.63                 4.75
4th Quarter                 7.50                 4.63

As of April 12, 2000, there were approximately 810 stockholders of record, excluding stockholders whose stock is held in the nominee or street name by brokers.

INDEPENDENT AUDITORS
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105
Telephone: 415-247-4000

GENERAL COUNSEL
Wilson, Sonsini, Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
Telephone: 650-493-9300

REGISTRAR AND TRANSFER AGENT
Inquiries from our stockholders regarding address changes and lost certificates should be directed to:
Fleet National Bank
c/o Equiserve
P.O. Box 8040
Boston, MA 02266
Telephone: 1-800-733-5001

INVESTOR RELATIONS
Copies of The Gymboree Corporation's 1999 Annual Report/Form 10-K and Form 10-Q are available from:
The Gymboree Corporation
Investor Relations
700 Airport Boulevard, Suite 200
Burlingame, CA 94010
Or through our website:
www.gymboree.com


ZUTOPIA [LOGO]

GYMBOREE PLAY & MUSIC [LOGO]

GYMBOREE [LOGO]

(c) 2000 The Gymboree Corporation